Exhibit 2.1

PURCHASE AGREEMENT
by and among
MOUNT SNOW LTD.
L.B.O. HOLDING, INC.
AMERICAN SKIING COMPANY
and
PEAK RESORTS, INC.

February 16, 2007

i

*EXHIBITS

A	—	CORIS and WRMS License Agreement
B	—	Title Commitment
C	—	GSRP Indemnification Agreement
2.3(a)	—	Estimated Working Capital Amount

*	These exhibits and schedule have been omitted from Exhibit 10.1 pursuant to Item 601(b)(2) of Regulation S-K. We will promptly furnish a copy of such exhibits and schedule to the Securities and Exchange Commission upon request.

PURCHASE AGREEMENT
     PURCHASE AGREEMENT, dated as of February16, 2007 (this “Agreement”), by and among MOUNT SNOW LTD., a Vermont corporation (“MS”), L.B.O. HOLDING, INC., a Maine corporation (“LBO” and, together with MS, the “Companies”), AMERICAN SKIING COMPANY, a Delaware corporation (“ASC”, and together with Companies, the “Sellers”), and PEAK RESORTS, INC., a Missouri corporation (“Buyer”), for the sale and purchase of all of the outstanding capital stock in the Companies (the “Stock”).
W I T N E S S E T H:
     WHEREAS, ASC owns all of the Stock;
     WHEREAS, ASC wishes to sell to the Buyer, and the Buyer wishes to purchase from ASC, all of the Stock upon the terms and subject to the conditions of this Agreement;
     NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein, the parties hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     1.1 Certain Definitions. As used in this Agreement, unless the context requires otherwise, the following terms shall have the meanings indicated:
     “Adjusted Purchase Price” means, for any date, the amount calculated by subtracting the aggregate Unleveraged Cash Flow from and including December 31, 2006 through the Sunday immediately preceding such date from the Initial Purchase Price and adding the aggregate Income Accretion Amount from and including December 31, 2006 through the earlier of (a) the Sunday immediately preceding such date or (b) the date of the closing of the last of the Resorts to close for the 2006/07 ski season if the Closing has not taken place as of that date.
     “Affiliate” of any specified Person means any other Person, directly or indirectly Controlling, Controlled by or under common Control with the specified Person.
     “Approvals” means franchises, licenses, permits, certificates of occupancy and other required approvals, authorizations and consents.

     “Base Balance Sheet” means the balance sheet of the Companies at December 31, 2006 included in the Interim Financial Statements.
     “Base Balance Sheet Date” means December 31, 2006.
     “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.
     “Capital Expenditures” means the aggregate of all expenditures incurred by a Person with respect to and/or in connection with either (i) acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or (ii) additions, improvements, replacements and/or repairs to real property, existing buildings and improvements, and/or equipment and all other expenditures that should be capitalized under GAAP on a balance sheet.
     “Capital Lease” means any capital lease listed on Section 1.1(a) of the Seller Disclosure Letter.
     “Closing” means the closing of the transactions contemplated by this Agreement.
     “Closing Date” means the date on which the Closing actually occurs.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” means that certain letter agreement, dated September 12, 2006, by and between Buyer and ASC.
     “Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Companies and their Subsidiaries, determined on a consolidated basis in accordance with GAAP.
     “Contract” means any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license agreement, franchise, contract, agreement, Lease (including any Real Property Lease), instrument or guarantee (including any amendments, modifications, extensions or replacements thereof), option agreement or agreement conferring similar rights.
     “Control” means the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of securities, by contract or otherwise.

     “CORIS and WRMS License Agreements” mean duly executed license agreements in favor of each Company substantially in the forms attached as Exhibit A hereto.
     “Dover” means Dover Restaurants, Inc., a Vermont corporation and wholly-owned subsidiary of MS.
     “EBITDA” means, for any period, the Consolidated Net Income for such period plus (i) without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of (a) income tax expense (other than income taxes (either positive or negative) attributable to extraordinary or non-recurring gains or losses), (b) interest expense, amortization or write-off of debt discount and/or premium, debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness, (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, and (e) any other non-cash charges, and minus (ii) to the extent included in the statement of such Consolidated Net Income for such period, the sum of (A) interest income (except to the extent deducted in determining such Consolidated Net Income), and (B) any other non-cash income, all as determined on a consolidated basis in accordance with GAAP.
     “Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned or operated by either of the Companies or any of their respective Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
     “Environmental Laws” means all federal, state and local Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with either Company as defined in Section 414(b), (c), (m) or (o) of the Code, or under “common control” with either Company, within the meaning of Section 4001(b)(1) of ERISA.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
     “Financial Statements” means the unaudited balance sheets and statements of operations, stockholder’s equity and cash flows of each Company and its Subsidiaries as of and for the fiscal years ended July 31, 2005 and July 30, 2006, as included in the audited consolidated financial statements of ASC for such periods.
     “GAAP” means United States generally accepted accounting principles in effect at the time in question.
     “Governmental Agency” means any federal, state or local governmental body or other regulatory or administrative agency or commission.
     “GSRP” means Grand Summit Resort Properties, Inc., an indirect wholly owned subsidiary of ASC.
     “Hotels” means the Mount Snow Grand Summit Hotel and the Snow Lake Lodge at West Dover, Vermont, located at the Mount Snow Resort, and the Attitash Grand Summit Hotel at Bartlett, New Hampshire, located at the Attitash Resort.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Income Accretion Amount” means, (A) for any Week: (1) the product of (i) 15% multiplied by (ii) the Initial Purchase Price, and (2) divided by 52, and (B) for any stub period between the immediately preceding Sunday and the Closing Date: (i) 15% multiplied by (ii) the Initial Purchase Price, (iii) divided by 364, and (iv) multiplied by the number of days in such stub period. However, notwithstanding the foregoing, Income Accretion will cease as of the date of the closing of the last of the Resorts to close for the 2006/2007 ski season if the Closing has not taken place as of that date.
     “Indebtedness” means (i) any liability, contingent or otherwise, of either Company (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Company or only to a portion thereof) or (b) evidenced by a note, debenture or similar instrument or letter of credit (including a purchase money obligation or other obligation relating to the deferred purchase price of property); (ii) any liability of others of the kind described in the preceding clause (i) which such Company has guaranteed or which is otherwise its legal liability; (iii) any monetary obligation secured by a lien to which the property or assets of such Company is subject, whether or not the obligations secured thereby shall have been assumed by it or shall otherwise be its legal liability, but not including Liens of the nature described in clauses (ii) and (iii) of the definition of “Permitted Exceptions”; and (iv) all capitalized lease obligations of such Company. In no event shall Indebtedness include trade payables or operating lease obligations, provided the same are properly disclosed in the Financial Statements or incurred in the ordinary course of business after the Base Balance Sheet Date.
     “Initial Purchase Price” means $73,500,000.
     “Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights of publicity, (v) computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (vi) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vii) rights of privacy and rights to personal information, (viii) telephone numbers and Internet protocol addresses, and (ix) all rights in the foregoing and in other similar intangible assets, (x) all applications and registrations for the foregoing, and (xi) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof.
     “Interim Financial Statements” means the unaudited balance sheet and statements of operations, stockholder’s equity and cash flows as of and for the three month period ended December 31, 2006.
     “Judgment” means any judgment, ruling, writ, injunction, order, arbitral award or decree issued by a court of competent jurisdiction.
     “Knowledge of the Companies” (and any similar phrases as they relate to the Companies) means the existing actual knowledge of Stan Hansen, B.J. Fair, Betsy Wallace, Kelly Pawlak, John Lowell and Foster Stewart.
     “Law” means any Judgment, law, statute, rule or regulation of any Governmental Agency.
     “Lease” means any lease, sublease, license, or similar occupancy right in real or personal property.

     “Lien” means any lien, encumbrance, security interest (whether or not the subject of a UCC financing statement), charge, mortgage, UCC financing statement, right of first offer, right of first refusal, collateral assignment or pledge of any nature whatsoever which encumbers or affects the Stock, either Company and/or any of either Company’s assets.
     “Litigation” means any arbitration, action, suit, claim, proceeding, investigation or written inquiry by or before any Governmental Agency, court or arbitrator.
     “Material Adverse Effect” means a material adverse effect upon the results of operations, properties, assets, liabilities or financial condition of the business of a specified Person and its Subsidiaries taken as a whole; provided, however, that “Material Adverse Effect” shall not include any change, effect, condition, event or circumstance (collectively, “Events”) arising out of, or attributable to (i) general economic conditions, changes, effects, events or circumstances, except to the extent such Events disproportionately affect such specified Person and its Subsidiaries, (ii) changes, effects, conditions, events or circumstances that generally affect the ski, resort or hospitality industries, except to the extent such Events disproportionately affect such specified Person and its Subsidiaries, (iii) in the case of either Company, any effect which the financial condition of ASC may have on the terms and conditions on which inventory or other assets are purchased by such Company (provided that such effect will be taken into account for purposes of this definition of Material Adverse Effect only to the extent such effect would reasonably be expected to have a material adverse effect (taking into account the reasonably expected duration of said effect) on such Company following the Closing), (iv) any bankruptcy or insolvency of, or any other event affecting the service of, any airline conducting business at any airport servicing Resort, or any reduction in or elimination of service by any such airline (or any announcement that any such reduction or elimination is to occur), (v) any acts of terrorism or acts of war, whether occurring within or outside the United States, or any effect of any such acts on general economic or other conditions, except to the extent such Events disproportionately affect such specified Person and its Subsidiaries, (vi) any climatic or weather condition, except to the extent of any damage or destruction of the assets of such specified Person or its Subsidiaries which has a material and adverse effect on such Person and its Subsidiaries and which is caused by such damage or destruction, (vii) any delay of completion of either Company’s 2006/2007 capital expenditure program, (viii) any adverse regulatory action taken or threatened by Vermont or U.S. regulatory authorities relating to the ability of MS to continue to utilize its current source of water (it being acknowledged that the non-compliance of such usage with applicable laws and regulations has been fully disclosed by Sellers to Buyer), or (ix) changes arising from the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement.
     “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, hazardous substances, radioactive materials, asbestos, petroleum and petroleum products.

     “Multiemployer Plan” means an employee pension benefit plan, as defined in Section 3(37) of ERISA, to which the Sellers or any of their ERISA Affiliates contribute, have contributed, are obligated to contribute or have been obligated to contribute.
     “Outstanding Indebtedness” means the aggregate outstanding principal balance of, and accrued and unpaid interest on, all Indebtedness of the Companies, calculated as of the close of business on the day immediately preceding the Closing Date, but not including the Capital Leases or the ASC-Level Financings.
     “Permitted Exceptions” means (i) Liens disclosed on any balance sheet included in the Financial Statements or securing liabilities reflected therein (provided that Liens securing the financings described in the Title Commitments (the “ASC-Level Financings”) shall not be Permitted Exceptions); (ii) Liens for taxes, assessments and similar charges that are not yet due and payable; (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens imposed by applicable Law arising or incurred in the ordinary course of business (but only to the extent the obligations secured by such Liens are reflected in Working Capital); (iv) easements, rights-of-way, restrictions and other similar charges or encumbrances the existence of which do not materially adversely detract from the value of the property affected by such encumbrances(s) and do not materially interfere with the operation of the Companies’ or any of their respective Subsidiaries’ respective businesses as currently conducted; (v) Liens or other encumbrances that would be disclosed by an accurate survey of the Real Property provided that the same do not materially adversely detract from the value of the property affected by such encumbrance(s) and do not materially interfere with the operation of the Companies’ or any of their respective Subsidiaries’ respective businesses as currently conducted; (vi) applicable zoning regulations and ordinances, and building, health and other applicable laws or ordinances; and (vii) any exceptions to title set forth in any subsection of Section 3.16 of the Seller Disclosure Letter.
     “Person” means an individual, a corporation, a limited liability company, a partnership, an unincorporated association, a joint venture, a Governmental Agency or any other entity.
     “Prime Rate” means the prime rate of Citibank N.A., in effect on the applicable date.
     “Related Documents” means (i) the CORIS and WRMS License Agreements and (ii) all other agreements, instruments and certificates described in or contemplated by this Agreement or reasonably requested by either the Buyer or the Sellers that are to be executed and delivered in connection with the transactions contemplated hereby, including, without limitation, good standing certificates, incumbency certificates and secretary certificates for the parties and Subsidiaries of the Companies.
     “Resorts” means the mountain resorts operated by MS known as Mount Snow Resort located in West Dover, Vermont and by LBO known as Attitash Resort located in Bartlett, New Hampshire.

     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
     “Seller Disclosure Letter” means the disclosure letter prepared by the Sellers, dated as of the date hereof, and delivered by the Sellers to the Buyer.
     “Subsidiary” of any specified Person means any other Person (i) as to which more than 50% of its outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are owned or Controlled, directly or indirectly, by such specified Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or Control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, limited liability company, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is owned or Controlled, directly or indirectly, by such specified Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or Control exists.
     “Taxes” means all taxes, charges, fees, duties or levies, imposed by any federal, state or local taxing authority, including federal, state or local income, profits, franchise, gross receipts, environmental, customs duty, severances, stamp, payroll, sales, use, intangibles, employment, unemployment, disability, property, withholding, backup withholding, excise, production, occupation, service, service use, leasing and lease use, ad valorem, value added, occupancy, transfer, and other taxes, of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
     “Tax Returns” means all returns and reports, information returns, or payee statements (including, elections, declarations, filings, forms, statements, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.
     “Title Commitments” shall mean the title commitments issued by each Title Company in the form attached as Exhibit B attached hereto.
     “Title Company” means, with respect to MS, First American Title Insurance Company, and with respect to LBO, Ticor Title Insurance Company.
     “Tramway Authorities” means the Vermont Department of Labor and Industry, Passenger Tramway Division, and the New Hampshire Passenger Tramway Board.

     “Unleveraged Cash Flow” means, for any period, (i) EBITDA of the Companies for such period, less (ii) the Capital Expenditures of the Companies of such period.
     “WARN Act” means the Worker Adjustment and Retraining Notification Act, as amended.
     “Week” means a period of seven days ending on Sunday at 11:59 p.m. Mountain Time.
     “Working Capital” means, as of any date of determination, the Companies’ current assets (excluding prepaid general liability, umbrella, excess liability, commercial property and related coverages, boiler and machinery, crime and commercial automobile insurance and any accounts receivable owing from ASC or any of its Affiliates and deferred tax assets) less the sum of (i) the Companies’ current liabilities (excluding Indebtedness and any accounts payable owing to ASC or any of its Affiliates, accruals for employees’ vacations and other paid time off, and deferred tax liabilities), and (ii) all deposits and deferred revenue received in cash prior to Closing which relate to post-Closing activities or events, each as determined in a manner consistent with GAAP).
     1.2 Other Capitalized Terms. The following capitalized terms are defined in the following Sections of this Agreement:

Term	Section
Agreement	Preamble
ASC	Preamble
ASC-Level Financings	1.1
Assignments	7.6
Base Balance Sheet	1.1
Base Balance Sheet Date	1.1
Buyer	Preamble
Buyer Indemnitees	10.2
Buyer Trade Names	9.6(b)
Capital Program	3.7
Companies	Preamble
Company Plans	3.15(a)
Company Subject Matter	9.3
Contest	11.5(b)
CPA-Determined Differences	2.3(e)(ii)
CPA Firm	2.3(e)(ii)
Current Plan Year	5.2(b)
Differences	2.3(d)(ii)
Disagreement Notice	2.3(d)
Employees	5.1
Enforceability Exceptions	3.4

Term	Section
Estimated Working Capital Amount	2.3(a)
FCC	3.6
Final Adjustment Certificate	2.3(c)
Final Working Capital Amount	2.3(c)
GSRP	1.1
Indemnifiable Losses	10.2
Insurance Policies	3.11(a)
Intellectual Property	1.1
Interim Financial Statements	1.1
Interim Period	11.1(a)
Leased Real Property	3.16(a)
Nonqualified Deferred Compensation Plan	3.15(j)
Other ASC Resorts	5.1
Owned Real Property	3.16(a)
Plans	3.15(a)
Pre-Closing Periods	11.1(a)
Purchase Price	2.1
Real Property	3.16(a)
Real Property Leases	3.16(a)
Representatives	9.3
Resolved Objections	2.3(e)(i)
Resorts	1.1
Review Period	2.3(d)
SEC	9.4(e)
Section 338(h)(10) Election	11.7(a)
Seller Indemnitees	10.3
Sellers	Preamble
Seller Trade Names	9.6(a)
Software	1.1
Stock	Preamble
Straddle Contest	11.5c
Tax Indemnifying Party	11.1(a)
Tax Notice	11.5(a)
US Forest Service Permits	3.16(c)
USFS	3.6
ARTICLE II
CALCULATION OF PURCHASE PRICE AND PAYMENT
     2.1 Sale and Purchase of Stock. At the Closing, upon the terms and subject to the conditions of this Agreement, ASC shall sell to the Buyer, and the Buyer shall purchase from

ASC, the Stock. The aggregate purchase price for the Stock shall be $73,500,000 (as it may be further adjusted pursuant to Section 2.3, the “Purchase Price”).
     2.2 Payment at the Closing.
          (a) Payments by the Buyer. At the Closing, the Buyer shall pay the Purchase Price by wire transfer of immediately available funds to ASC.
          (b) Payments by the Sellers. Immediately prior to the Closing, the Sellers shall repay in full (or shall request in writing at least three Business Days prior to the Closing that the Buyer apply a portion of the Purchase Price to such payment), (i) the outstanding principal amount of the Outstanding Indebtedness, and any accrued and unpaid interest thereon, calculated as of the close of business on the day immediately preceding the Closing Date and (ii) all fees and expenses of the Companies’ legal, accounting, and financial advisors (including brokers and investment bankers) related to this Agreement or the transactions contemplated hereby, and all other amounts then owed to any of the foregoing by the Companies as of the Closing Date. The parties agree and acknowledge that the Capital Leases will not be repaid or prepaid at or prior to Closing, and that the obligations and rights associated therewith shall remain with the Companies, as applicable.
     2.3 Income Adjustment and Working Capital Adjustments. The Purchase Price shall be adjusted as follows:
          (a) Income Adjustment. The “Purchase Price Income Adjustment” shall mean the amount calculated by subtracting the aggregate positive Unleveraged Cash Flow (or adding the aggregate Unleveraged Cash Flow, if negative) from and including January 1, 2007 to the close of business on the Sunday immediately preceding the Closing Date from the aggregate Income Accretion Amount from and including January 1, 2007 to the Sunday immediately preceding the Closing Date. No later than the fourth Business Day prior to the close of business on the day preceding the Closing Date, the Sellers shall prepare and deliver to the Buyer an officer’s certificate, certifying as to the estimated Purchase Price Income Adjustment as of the Sunday immediately prior to the Closing Date (the “Estimated Income Adjustment Amount”), which certificate shall be accompanied by a statement of the EBITDA, Capital Expenditures, Unleveraged Cash Flow and Income Accretion Amount of the Companies from and including January 1, 2007 through the Sunday immediately prior to the Closing Date, to be prepared from the books and records of the Companies in accordance with GAAP, where applicable, and in a manner consistent with the preparation of the Financial Statements; provided, that for purposes of the Estimated Income Adjustment Amount, the Unleveraged Cash Flow for the week ending on the Sunday immediately prior to the Closing Date shall be the projected Unleveraged Cash Flow for such period as set forth on Exhibit 2.3(a) attached hereto. A representative calculation of the Estimated Income Adjustment Amount is attached hereto as Exhibit 2.3(a). The Purchase Price payable at the Closing shall be increased or decreased, on a dollar for dollar basis, by the Estimated Income Adjustment Amount.

          (b) Working Capital Adjustment. No later than the fourth Business Day prior to the Closing Date, the Sellers shall prepare and deliver to the Buyer an officer’s certificate, certifying as to the estimated Working Capital as of the close of business on the Sunday immediately preceding the Closing Date (the “Estimated Working Capital Amount”), which certificate shall be accompanied by a statement of the Estimated Working Capital Amount prepared from the books and records of the Companies in accordance with GAAP and in a manner consistent with the preparation of the Financial Statements. The Purchase Price payable at the Closing shall be increased, on a dollar for dollar basis, to the extent the Estimated Working Capital Amount is greater than zero (0), or decreased on a dollar for dollar basis, to the extent the Estimated Working Capital Amount is less than zero (0). The parties agree and acknowledge that, for purposes of the adjustments to the Purchase Price contemplated by this Section 2.2, notwithstanding the treatment thereof under GAAP, the proceeds to be received by LBO under the Business Agreement, dated as of August ___, 2006, with Bearfoot Creek, LLC shall not be treated as deferred income but shall instead be included (in the amount of $450,000) in the Companies’ current assets.
          (c) As soon as practicable, but in any event within 90 days after the Closing Date, the Buyer shall cause to be prepared and delivered to ASC a statement (the “Final Adjustment Certificate”) certifying the amount of the Companies’ Working Capital as of the close of business on the day preceding the Closing Date (the “Final Working Capital Amount”) and the amount of the Purchase Price Income Adjustment as of the close of business on the day preceding the Closing Date (the “Final Income Adjustment Amount”), prepared from the books and records of the Companies in accordance with GAAP, as applicable, and in a manner consistent with the preparation of the Financial Statements. The Final Adjustment Certificate shall certify the amount payable by the Buyer to ASC, or by ASC to the Buyer, pursuant to Section 2.3(f).
          (d) Upon receipt of the Final Adjustment Certificate, ASC shall have the right during the succeeding 30-day period (the “Review Period”) to examine the Final Adjustment Certificate, and all books and records used to prepare such Final Adjustment Certificate. If ASC disagrees with the Buyer’s determination of the Final Working Capital Amount or Final Income Adjustment Amount, it shall so notify the Buyer in writing (such notice, a “Disagreement Notice”) on or before the last day of the Review Period, which Disagreement Notice shall set forth a specific description of ASC’s disagreement and the amount of the adjustment to the Final Working Capital Amount or Final Income Adjustment Amount which ASC believes should be made. If no Disagreement Notice is delivered within the Review Period, the Final Adjustment Certificate shall be deemed to have been accepted by the parties hereto. The Buyer will, and will cause the Companies to, provide ASC full access (during normal business hours and upon reasonable notice) to the books, ledgers, files, reports and operating records of the Companies and the then current employees of the Companies, and cooperate and assist ASC in evaluating the Final Adjustment Certificate.

          (e) Dispute Resolution.
               (i) In the event that a Disagreement Notice is delivered in accordance with Section 2.3(d), the Buyer and ASC shall attempt to resolve the objections set forth therein within 30 days of receipt of such Disagreement Notice. The objections set forth in the Disagreement Notice that are resolved by the Buyer and ASC in accordance with this Section 2.3(e)(i) shall collectively be referred to herein as the “Resolved Objections.” The Final Working Capital Amount and the Final Income Adjustment Amount shall be adjusted to reflect any Resolved Objections.
               (ii) If the Buyer and ASC are unable to resolve all the objections set forth in the Disagreement Notice within such 30-day period, they shall jointly appoint Ernst & Young (or any other major accounting firm mutually agreed upon by ASC and the Buyer) within five days of the end of such 30-day period (the “CPA Firm”). The CPA Firm, acting as experts and not as arbitrators, shall review the objections set forth in the Disagreement Notice that are not Resolved Objections (collectively, the “Differences”). The CPA Firm shall determine, based on the requirements set forth in this Section 2.3 and only with respect to Differences submitted to the CPA Firm, whether and to what extent the Final Working Capital Amount and the Final Income Adjustment Amount requires adjustment so as to be calculated in accordance with this Agreement. The CPA Firm shall be instructed to make its determination within 15 days after its appointment. The fees and disbursements of the CPA Firm shall be borne by ASC and the Buyer as is appropriate to reflect the relative fault of each in connection with the disputed items. The Buyer and ASC shall, and the Buyer shall cause the Companies to, provide to the CPA Firm full cooperation. The CPA Firm’s resolution of the Differences shall be conclusive and binding upon the parties, except in the case of manifest error. The Differences as resolved by the CPA Firm in accordance with this Section 2.3(e)(ii) shall collectively be referred to herein as the “CPA-Determined Differences.” The Final Working Capital Amount and the Final Income Adjustment Amount shall be adjusted to reflect any CPA-Determined Differences.
          (f) To the extent that the Final Working Capital Amount or Final Income Adjustment Amount set forth in the Final Adjustment Certificate (as adjusted in accordance with any Resolved Objections and CPA-Determined Differences) differs from the Estimated Working Capital Amount or Estimated Income Adjustment Amount, respectively, the adjustment to the Purchase Price initially made pursuant to Sections 2.3(a) and 2.3(b) shall be recalculated by the parties in accordance with Sections 2.3(a) and 2.3(b) by using the Final Working Capital Amount or Final Income Adjustment Amount, in lieu of the Estimated Working Capital Amount or Estimated Income Adjustment Amount, respectively.
          (g) On the fifth day following (or, if not a Business Day, on the next Business Day) the latest to occur of (x) the 30th day following receipt by ASC of the Final Adjustment Certificate, (y) the resolution by the Buyer and ASC of all objections set forth in the

Disagreement Notice, if any, and (z) the resolution by the CPA Firm of all Differences, if any, the recalculation required by Section 2.3(f) shall be made and the Buyer shall pay to ASC the amount of any increase in the Purchase Price beyond that received by ASC at the Closing, or ASC shall return to the Buyer the excess amount of the Purchase Price initially received by ASC at the Closing, in each case together with all interest thereon at an annual rate equal to the Prime Rate from the Closing Date until the date paid pursuant to this Section 2.3. Such payment shall be made (i) in the case of a payment to the Buyer, by ASC by wire transfer of immediately available funds to a bank account or accounts designated by the Buyer and (ii) in the case of a payment to ASC, by the Buyer by wire transfer of immediately available funds to a bank account or accounts designated by ASC.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
THE SELLERS
     The Sellers jointly and severally represent and warrant to the Buyer as follows:
     3.1 Organization and Qualification.
          (a) Each Company has previously delivered to or made available to the Buyer, prior to the date hereof, a complete and correct copy of: the Certificate of Incorporation and bylaws (or similar organizational documents) of such Company and each Subsidiary, as each of the same may have been amended, each of which is in full force and effect. Each of LBO, MS and Dover is a corporation duly formed, validly existing and in good standing under the laws of the States of Maine, Vermont and Vermont, respectively, each has all requisite power and authority to carry on its business as presently owned or conducted, and LBO is duly qualified to do business as a foreign corporation in the State of New Hampshire.
          (b) ASC has previously delivered to or made available to the Buyer, prior to the date hereof, complete and correct copies of its Certificate of Incorporation and bylaws, as each of the same may have been amended, each of which is in full force and effect. ASC is a corporation duly formed, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own, lease and operate its properties and carry on its business as presently owned or conducted; provided, however, that no representation is made as to the qualification of ASC in any jurisdiction other than its state of incorporation.
     3.2 Title to the Stock. ASC owns, and as of the Closing Date, will own beneficially and of record, free and clear of any Lien with full right, power and authority to transfer, convey and deliver, the Stock and, upon delivery of and payment for the Stock at the Closing as herein provided, ASC will convey to the Buyer good and valid title thereto, free and clear of any Lien. The Stock consists of all of the issued and outstanding capital stock in each Company. Except for the rights of Buyer under this Agreement, there is no outstanding right, warrant, subscription, call, preemptive right, option or other agreement or outstanding offer of any kind to sell, purchase, encumber or otherwise convey, transfer, encumber or dispose of any right, title and/or interest in and to the Stock and there is no outstanding debt or security which is convertible into same, and no other Person has any legal, beneficial or equitable right, title or interest in and/or to the Stock.
     3.3 Subsidiaries. Except as set forth on Section 3.3 of the Seller Disclosure Letter, which sets forth the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof, neither Company has any Subsidiaries and does not directly or indirectly own or have any investment in the capital stock of, or other propriety interest in, any Person. There is no outstanding right, warrant, subscription, call, preemptive right, option or other agreement or outstanding offer of any kind to sell, purchase, encumber or otherwise convey, transfer, encumber or dispose of any right, title and/or interest in and to the equity of any Subsidiary of either Company and there is no outstanding debt or security which is convertible into same, and no other Person has any legal, beneficial or equitable right, title or interest in and/or to such equity.
     3.4 Binding Obligation. The Sellers have all requisite corporate authority and power to execute and deliver this Agreement and the Related Documents to be executed by them in connection herewith. This Agreement has been, and such Related Documents will be at the Closing, duly and validly authorized by all required corporate or stockholder action on the part of the Sellers and no other corporate or stockholder proceedings on the part of any of them are necessary to authorize this Agreement or the Related Documents. This Agreement has been duly executed and delivered by the Sellers and, assuming that this Agreement constitutes a legal, valid and binding obligation of the Buyer, constitutes the legal, valid and binding obligation of the Sellers, enforceable against them in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (the exceptions set forth in (i) and (ii), the “Enforceability Exceptions”).
     3.5 No Default or Conflicts. The execution and delivery of this Agreement and the Related Documents by the Sellers and the performance by them of their respective obligations hereunder and thereunder (a) does not and will not result in any violation of, or breach or default under the Certificate of Incorporation or bylaws (or equivalent organizational documents) of ASC or either Company or any of their respective Subsidiaries (subject to receipt of approval of the shareholders of ASC, which has not yet been obtained); (b) assuming compliance with the matters referred to in Section 3.6, does not and will not violate nor result in a breach or default under any existing applicable Law material to the business of either Company or any of their respective Subsidiaries or any Judgment of any Governmental Agency having jurisdiction over any of the Sellers or either Company or any of their respective Subsidiaries or their or any of their respective Subsidiaries’ properties in any material respect; (c) does not and will not result in the imposition of any Lien upon any of the assets of ASC, either Company or any of their respective Subsidiaries; and (d) does not and will not conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel any Contract to which ASC, either Company or any of their respective Subsidiaries is a party or by which ASC, either Company or any of their respective Subsidiaries is bound or to which any of their respective assets is subject, except, with respect to clause (c) (but only with respect to Liens upon any of the assets of ASC or its Subsidiaries (excluding the Companies and their respective Subsidiaries)) and clause (d), for any such conflicts, breaches, defaults and other occurrences which, individually or in the aggregate, would not materially and adversely affect, impede or delay the Sellers’ ability to consummate the transactions contemplated by this Agreement and the Related Documents (in accordance with the terms of this Agreement) or which would not reasonably be expected to result in a Material Adverse Effect on the Companies taken as a whole.
     3.6 No Governmental Authorization or Consent Required. Except as set forth on Section 3.6 of the Seller Disclosure Letter and except for compliance with any applicable requirements of the HSR Act, the United States Forest Service (the “USFS”) and the Federal Communications Commission (the “FCC”), no authorization or approval or other action by, and no notice to or filing with, any Governmental Agency will be required to be obtained or made by any of ASC or either Company or any of their respective Subsidiaries in connection with the due execution and delivery by ASC and the Companies of this Agreement and the consummation by such Persons of the transactions contemplated hereby, other than such authorizations, approvals, notices or filings with any Governmental Agency that, if not obtained or made, would not materially and adversely affect, impede or delay the Sellers’ ability to consummate the transactions contemplated by this Agreement and the Related Documents (in accordance with the terms of this Agreement) or which would not reasonably be expected to result in a Material Adverse Effect on the Companies taken as a whole.
     3.7 Financial Statements. The Financial Statements and the Interim Financial Statements fairly present, in all material respects, the financial position of the Companies and their respective Subsidiaries, the results of operations, stockholder’s equity and cash flows for the periods indicated, all in conformity with GAAP applied on a consistent basis (except, in the case of the Interim Financial Statements, for the absence of footnotes and year end adjustments). The Financial Statements and the Interim Financial Statements have been accurately derived from the books and records of the Companies and their respective Subsidiaries. Neither the Companies nor any of their respective Subsidiaries have any material indebtedness, obligations or other liabilities of a kind required to be disclosed in its financial statements under GAAP other than those (i) fully reflected in, reserved against or otherwise described in the Base Balance Sheet; (ii) incurred in the ordinary course of business since the Base Balance Sheet Date (including work in progress on capital expenditures which are contemplated by the capital expenditures program set forth on Section 3.7(b) of the Seller Disclosure Letter (the “Capital Program”)) or (iii) set forth on Section 3.7(a) of the Seller Disclosure Letter.
     3.8 Powers of Attorney. Except as set forth on Section 3.8 of the Seller Disclosure Letter, neither the Companies nor any of their respective Subsidiaries have any material outstanding revocable or irrevocable powers of attorney or similar authorizations issued to any individual who is not one of the Company’s employees or officers.
     3.9 Brokers. Except as set forth on Section 3.9 of the Seller Disclosure Letter, no broker, finder, agent, investment banker, financial advisor or similar Person has acted for or on behalf of the Companies or ASC in connection with this Agreement or the transactions contemplated hereby (an “ASC Broker”), and no broker, finder, agent, investment banker, financial advisor or similar Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Companies or ASC or any action taken by any such Person.
     3.10 Compliance with Laws. As of the date hereof, except as set forth in Section 3.10(i) of the Seller Disclosure Letter, no investigation or material review by any Governmental Agency with respect to either Company or any of their respective Subsidiaries is pending or, to the Knowledge of the Companies, threatened. To the Knowledge of the Companies, except as set forth in Section 3.10(ii) of the Seller Disclosure Letter, neither ASC, either Company nor any of their respective Subsidiaries, has received any notice or communication of any noncompliance by either Company or any of their respective Subsidiaries in any material respect with any applicable Laws, including without limitation any applicable Laws with respect to the Laws and standards of any Tramway Authorities, that has not been cured as of the date hereof. Except as set forth on Section 3.10(iii) of the Seller Disclosure Letter, each of the Companies and their respective Subsidiaries is currently conducting, and has at all times since December 31, 2003 conducted, their respective businesses in compliance in all material respects with all applicable Laws.
     3.11 Insurance.
          (a) Section 3.11(a) of the Seller Disclosure Letter sets forth as of the date hereof a description of each insurance policy (the “Insurance Policies”) of each Company and its Subsidiaries. Except as noted on Section 3.11(a) of the Seller Disclosure Letter and as of the date hereof, (i) all Insurance Policies are in full force and effect and all premiums due and payable thereunder have been paid in full and will not in any way be adversely affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement, (ii) there are no pending claims in excess of $50,000 under any Insurance Policy as to which the respective insurers have denied coverage and (iii) since July 30, 2003, each Company and its Subsidiaries have been fully insured for worker’s compensation claims. None of the Sellers nor any Subsidiary of either Company has received any notice from any insurance company of such insurance company’s intention not to renew any such Insurance Policy applicable to either Company or materially increase the premiums thereunder beyond such premiums currently in effect.
          (b) Section 3.11(b) of the Seller Disclosure Letter sets forth a true and correct list of any pending worker’s compensation claims not covered by insurance.
     3.12 Litigation. Except as disclosed on Section 3.12 of the Seller Disclosure Letter, there is no Litigation pending or, to the Knowledge of the Companies, threatened against any of the Sellers or their respective properties or assets that, with respect to each such Litigation (a) in the case of the Companies and their respective Subsidiaries (i) is not fully covered by insurance or (ii) is covered by insurance and would reasonably be expected to result in a liability to the Companies in excess of $50,000 individually or $150,000 in the aggregate for all such Litigation or (b) in the case of ASC, would reasonably be expected to result in a material and adverse effect on ASC’s ability to consummate the transactions contemplated by this Agreement. Except as set forth on Section 3.12 of the Seller Disclosure Letter, neither Company nor any of their respective Subsidiaries is subject to any material order, Judgment, injunction or decree of any Governmental Agency.
     3.13 Approvals. Except as set forth in Section 3.13(a) of the Seller Disclosure Letter, the Companies and their respective Subsidiaries have in full force and effect all material Approvals necessary for the operation of the business of the Companies and their respective Subsidiaries as presently conducted (including for this purpose any Approvals necessary for any development or construction activity that has been commenced with respect to any Real Property, or otherwise to the extent required by applicable Law). Since December 31, 2003, except as set forth on Section 3.13(b) of the Seller Disclosure Letter, the Companies and their respective Subsidiaries have been in substantial compliance with the terms of each Approval and have not received written notice of any material default under any such Approval. Except as set forth on Section 3.13(c) of the Seller Disclosure Letter, to the Knowledge of the Companies, no suspension or cancellation of any such Approval is threatened and there is no basis for believing that any such Approval will not be renewable upon expiration. To the Knowledge of the Companies, Section 3.13(d) of the Seller Disclosure Letter sets forth a list of all material Approvals required for the operation of the business of the Companies and their Subsidiaries as presently conducted.
     3.14 Labor Matters.
          (a) Except as set forth on Section 3.14(a) of the Seller Disclosure Letter, the Companies and their respective Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the WARN Act, collective bargaining, discrimination, civil rights, immigration, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and similar tax.
          (b) There are no strikes, work stoppages, lockouts, boycotts or material labor disputes pending or, to the Knowledge of the Companies, threatened against or affecting the Companies or their respective Subsidiaries, and there have been no such events or actions since December 31, 2003.
          (c) Except as set forth on Section 3.14(c) of the Seller Disclosure Letter, as of the date hereof, none of the Sellers has received written notice of any pending or, to the Knowledge of the Companies, threatened (i) proceedings under the National Labor Relations Act or before the National Labor Relations Board, (ii) grievances or arbitrations, or (iii) organizational drives or unit clarification requests, in each case against or affecting either Company or their respective Subsidiaries. There are no collective bargaining agreements or similar labor agreements that either Company or any of its respective Subsidiaries is bound by, party to or in the process of negotiating.
     3.15 Employee Benefit Plans.
          (a) Section 3.15(a) of the Seller Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), stock purchase, stock option or other stock-related rights, severance, employment, change-in-control, fringe benefit, savings or thrift benefits, vacation benefits, cafeteria plan benefits, life, health, medical, or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits), employee assistance program, disability or sick leave benefits, worker’s compensation, supplemental unemployment benefits, insurance coverage (including any self-insured arrangements), post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), collective bargaining, bonus, incentive, deferred compensation, profit sharing, and all other employee benefit or compensation plans, agreements, programs, practices, policies or other arrangements, whether or not subject to ERISA and whether written or unwritten (collectively referred to as “Plans”), under which any employee, former employee, consultant, former consultant, director or former director of either Company has any present or future right to benefits or which is entered into, sponsored, maintained, contributed to or required to be contributed to, as the case may be, by either Company or any ERISA Affiliate or under which either Company or any ERISA Affiliate has any present or future liability (including, without limitation, contingent liability). To the extent either Company sponsors, maintains, contributes to, is required to contribute to, or has any present or future liability (including, without limitation, contingent liability) with respect to any such Plans, the same shall be collectively referred to as the “Company Plans.”
          (b) With respect to each Company Plan, the Buyer has been furnished access to a current and complete copy (or, to the extent no such copy exists, a description) thereof and all amendments thereto, and, to the extent applicable: (i) any related trust agreement, annuity contract, or other funding instrument; (ii) the most recent IRS determination letter, if applicable; (iii) any summary plan description or other written description or interpretation thereof; (iv) for the three most recent plan years (a) the Form 5500 and attached schedules, (b) audited financial statements, (c) actuarial valuation reports and (d) attorneys’ responses to any auditor’s request for information; (v) any correspondence and other materials submitted to or received from the IRS or Department of Labor in connection with any correction program with respect to the Company Plans; (vi) any correspondence and other materials submitted to or received from any Multiemployer Plan or its trustees with respect to its funding status or potential withdrawal liability; and (vii) all contracts and other service agreements with any third party administrators in connection with the Company Plans.
          (c) (i) Each Company Plan has been established, maintained, and administered in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (and each related trust agreement, annuity contract, or other funding instrument) has received a favorable opinion letter from the IRS as to its qualification, and the Companies have no Knowledge of any reason why any such opinion letter would reasonably be expected to be revoked or not be reissued; (iii) for each Company Plan that is a “welfare plan” within the meaning of Section 3(1) of ERISA, neither the Companies nor any of their ERISA Affiliates has or will have any liability or obligation under any plan which provides medical, death or other welfare benefits with respect to current or former employees of either Company beyond their termination of employment (other than coverage mandated by Law) and no condition exists which would prevent either Company from amending or terminating any such welfare plan; (iv) to the Knowledge of the Companies, no event has occurred with respect to any Company Plan that would subject either Company to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws; (v) to the Knowledge of the Companies, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code, other than any such transaction which is subject to an administrative or statutory exemption) has occurred with respect to any Company Plan; (vi) to the Knowledge of the Companies, neither Company nor any plan fiduciary of any Company Plan subject to ERISA has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA; and (vii) each Company Plan which is a “group health plan” as defined in Section 607(1) of ERISA has been operated in compliance with the provisions of Part 6 of Title I, Subtitle B of ERISA and Section 4980B of the Code, as well as with the provisions of any similar state law, at all times.
          (d) Neither the Companies nor any of their ERISA Affiliates has ever (i) maintained, contributed to, or been obligated to contribute to any plan which is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or (ii) contributed to, been obligated to contribute to, or incurred any liability to a Multiemployer Plan as defined in Section 3(37) of ERISA. No liability under Title IV of ERISA has been incurred by either Company or any ERISA Affiliate that has not been satisfied in full.
          (e) Except as set forth on Section 3.15(e) of the Seller Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director or consultant of either Company to severance pay or accelerate the time of payment or vesting of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan. Except as set forth on Section 3.15(e) of the Seller Disclosure Letter, there is no Company Plan covering any current or former employee, director or consultant of either Company that, individually or collectively, will give rise to the payment of any amount that would not be deductible by such Company pursuant to Section 280G of the Code.
          (f) All contributions (including all employer contributions and employee salary reduction contributions) required by each Company Plan or by any applicable Law or agreement to have been made under any Company Plan to any fund, trust, or account established thereunder or in connection therewith have been made by the due date thereof, or the deadline for making such contribution has not yet passed.

          (g) None of the Company Plans are “multiple employer welfare arrangements” within the meaning of Section 3(40) of ERISA. With respect to any of the Company Plans which are self-insured welfare benefit plans, no claims have been made pursuant to any such plans that have not been paid (other than claims which have not yet been paid but are in the normal course of processing) and no individual has incurred injury, sickness or other medical condition with respect to which claims may be made pursuant to any such plans where the liability could in the aggregate with respect to each such individual exceed $25,000 per year.
          (h) There is no default on behalf of either Company with respect to any of the Plans and each of the Plans is in full force and effect, enforceable by the Companies in accordance with its terms. There is no Litigation pending or, to the Knowledge of the Companies, threatened alleging any breach of the terms of any Company Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any Company Plan, nor to the Knowledge of the Companies, any arbitration, proceeding or investigation. To the Knowledge of the Companies, neither Company nor any ERISA Affiliate nor any of their respective directors, officers, employees or other fiduciaries (as such term is defined in Section 3(21) of ERISA) has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of any Company Plan.
          (i) Section 3.15(i)(1) of the Seller Disclosure Letter lists all of the full-time year-round employees of each Company as of the date hereof, together with their respective salaries and date of hire; such list will be updated as of five Business Days prior to the Closing Date and delivered to Buyer prior to the Closing Date. Section 3.15(i)(2) of the Seller Disclosure Letter also identifies those employees of each Company who are parties to employment agreements, bonus agreements or other written agreements relating to compensation and identifies those agreements.
          (j) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of, and subject to, Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated in material compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of Section 409A of the Code, the proposed regulations issued thereunder and Internal Revenue Service Notices 2005-1 and 2006-79.
     3.16 Real Property.
          (a) Section 3.16(a)(1) of the Seller Disclosure Letter is a complete and accurate list of all real property owned by either Company or any of its Subsidiaries as of the date hereof and which is to be acquired and owned by either Company or any of its Subsidiaries on or prior to the Closing Date (the “Owned Real Property”). Section 3.16(a)(2) of the Seller Disclosure Letter is a complete and accurate list of all leases, subleases, licenses, permits and other agreements, documents or instruments (including, without limitation, easement agreements) and all amendments, modifications and/or supplements thereto (collectively, the

“Real Property Leases”) under which either Company or any of its Subsidiaries lease, sublease, license, use or occupy any real property, excluding the U.S. Forest Service Properties (the land, buildings and other improvements covered by the Real Property Leases being herein called the “Leased Real Property” and together with the Owned Real Property and the U.S. Forest Service Properties, the “Real Property”). The Companies have delivered to the Buyer, prior to the date hereof, copies of the Real Property Leases, all of which are true, complete and correct in all material respects. Except as set forth in Section 3.16(a)(3) of the Seller Disclosure Letter, each Real Property Lease is in full force and effect as to the applicable Company or its applicable Subsidiary and, to the Knowledge of the Companies, as to the other parties thereto. Except as set forth in Section 3.16(a)(4) of the Seller Disclosure Letter, neither the applicable Company nor its applicable Subsidiary nor, to the Knowledge of the Companies, any other party to such Real Property Lease is in breach in any material respect thereof or default in any material respect thereunder. The Real Property is all of the material real property that is necessary for the operation of the business of the Companies and their respective Subsidiaries as presently conducted. Except as set forth in Section 3.16(a)(4) of the Seller Disclosure Letter, neither the Companies nor any of their respective Subsidiaries have received notice that any party to any Real Property Lease intends, or has threatened, to terminate or revoke all or any rights granted in favor of either Company or its applicable Subsidiary thereunder.
          (b) The Companies own fee title to the Owned Real Property and good and valid leasehold interests in the Leased Real Property, subject only to Permitted Exceptions and Liens to be released on or before the Closing Date including as provided in Section 7.5; provided, however, as reflected in Exhibit B to this Agreement, Commercial Unit 1 at the Grand Summit Attitash is owned by ASC’s subsidiary, American Skiing Company Resort Properties, Inc. (“ASCRP”), which property ASC will cause ASCRP to convey to Buyer by quitclaim deed with covenant on the Closing Date for no additional consideration. The representations, warranties and covenants contained in this Agreement with respect to the Real Property shall also apply to such Unit as though it were included in such definition. The foregoing representation (a) shall not be construed in any event to relate to the fee interest in any Leased Real Property and (b) shall be deemed deleted with respect to any matter covered by a title insurance policy obtained by the Companies or Buyer.
          (c) Section 3.16(c) lists all property (the “U.S. Forest Service Properties”) subject to (i) the permit issued to MS by the U.S. Forest Service on November 29, 1989, as amended, and (ii) the permit issued to LBO by the U.S. Forest Service on July 19, 1994, as amended (the “U.S. Forest Service Permits”). The U.S. Forest Service Permits are the principal Approvals required by the USFS for the operation of the business of the Companies and their respective Subsidiaries as presently conducted. The Companies have made available to the Buyer or its Representatives, prior to the date hereof, true and complete copies of the U.S. Forest Service Permits and each of such U.S. Forest Service Permits is in full force and effect. None of the Sellers have received any notice of default under or violation of the terms and conditions of any U.S. Forest Service Permit, and the Companies have no Knowledge that the USFS has any intention of amending, revoking or otherwise altering the terms or conditions of any U.S. Forest Service Permit (nor has any of the Sellers or either Company requested any amendment or alteration of the terms and conditions of any U.S. Forest Service Permit), or any portion thereof, or the application thereof to either Company’s operations. None of the Sellers is engaged in any ongoing dispute or disagreement with the USFS over the interpretation or application of any term or condition of any U.S. Forest Service Permit. The Companies have no Knowledge of any third-party permitee or commercial operator operating within the areas permitted to either Company and its Subsidiaries under any U.S. Forest Service Permit.
          (d) Except as set forth on Section 3.16(d) of the Seller Disclosure Letter, there are no outstanding options or rights of first refusal to purchase or lease the Real Property or any portion thereof or interest therein, other than rights running in favor of either Company and its Subsidiaries, and the Real Property is free from agreements creating any obligation on the part of any Person to sell, lease or grant a third party option to sell or lease.
          (e) Except as set forth in Section 3.16(e) of the Seller Disclosure Letter, none of the Sellers has received notice of and there is no pending or, to the Knowledge of the Companies, threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof, nor any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.
          (f) All chairlifts, gondolas, buildings and other improvements, access roads and ski-runs used in connection with either Resort and the conduct of the business of each Company and its Subsidiaries as presently conducted are located either on (i) the Owned Real Property, (ii) the U.S. Forest Service Properties, and/or (iii) the Leased Real Property pursuant to valid Real Property Leases (including valid easement agreements in favor of the applicable Company and its Subsidiaries) which allow and provide for the existence, operation, and maintenance of the chairlifts, gondolas, buildings, improvements, roads and/or ski-runs, as applicable.
          (g) Section 3.16(g)(i) of the Seller Disclosure Letter lists all of the Real Property Leases and other Contracts, including any amendments, modifications and/or supplements thereto, pursuant to which any Person has the right to use, occupy and/or possess all or any portion of the Real Property (the “Third Party Real Property Leases”); provided, however, that Section 3.16(g)(i) of the Seller Disclosure Letter need not include any bookings at hotels or conference facilities within either Resort in the ordinary course of business. Except as set forth on Section 3.16(g)(ii) of the Seller Disclosure Letter, (i) there are no material real property Leases affecting the Real Property or any portion thereof, (ii) there are no material security deposits under any real property Leases affecting the Real Property or any portion thereof and (iii) no material tenant or other occupant is currently entitled to any material rent concessions, rent abatements or rent credits and no material rent concessions or rent abatements permitted under any real property Leases are currently claimed by any material tenant(s) or occupant(s) as a result of a default by either Company, its Subsidiaries or otherwise. Copies of all such Third Party Real Property Leases (including any amendments, modifications and/or supplements) which are true, complete and correct in all material respects, have previously been delivered to Buyer prior to the date hereof. Except as set forth in Section 3.16(g) of the Seller Disclosure

Letter, each third Party Real Property Lease is in full force and effect and neither Company nor any of its Subsidiaries nor, to the Knowledge of the Companies, any other party to such Third Party Real Property Lease is in breach in any material respect thereof or default in any material respect thereunder.
          (h) Except as set forth on Section 3.16(h) of the Seller Disclosure Letter, neither Company nor any of their respective Subsidiaries has received written notice of, and the Companies have no Knowledge of, (i) any violations of any covenants or restrictions affecting any Real Property including any covenants, conditions or restrictions of or issued by any applicable condominium or home owners association, or (ii) any violations of any zoning codes or ordinances or other Laws of any Governmental Agency applicable to such Real Property, in any case which would reasonably be expected to result in a Material Adverse Effect on the Companies and their respective Subsidiaries, taken as a whole.
     3.17 Tax Matters.
          (a) All material Tax Returns required to be filed by or with respect to either Company and/or its Subsidiaries on or before the date hereof have been properly prepared and timely filed. All such Tax Returns were correct and complete in all material respects. All material Tax Returns required to be filed by or with respect to either Company and/or its Subsidiaries after the date hereof and on or before the Closing Date shall be properly prepared and timely filed, in a manner consistent with prior years (except where any inconsistency is required by applicable laws and regulations) and applicable laws and regulations. All material Taxes due and payable by either Company and its Subsidiaries (whether or not shown on a Tax return) have been paid. All material Taxes that either Company or its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Tax authority, and have been properly reported as required under applicable information reporting requirements
          (b) Neither Company nor its Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to a material assessment or Tax deficiency.
          (c) With respect to all material federal, state and local Tax Returns of each Company and/or its Subsidiaries, (i) no audit is in progress and no extension of time (other than automatic extensions of time) is in force with respect to any date on which any Tax Return was or is to be filed and no waiver or agreement is in force for the extension of time for the assessment or payment of any Tax; and (ii) there is no unassessed deficiency as to which either Company has received written notice or as to which the Companies have Knowledge based upon personal contact with any agent of a taxing authority against either Company.
          (d) Except as set forth on Section 3.17(d) of the Disclosure Letter, each Company and/or its Subsidiaries have not agreed to and, to the Knowledge of the Companies,

each Company and/or its Subsidiaries are not required to make any adjustments pursuant to Section 481(a) of the Code by reason of a change in accounting method or otherwise for any Tax period for which the applicable federal statute of limitations has not yet expired.
          (e) There are no material Liens for Taxes upon the assets or properties of either Company, except for statutory Liens for current Taxes not yet due and except for Taxes, if any, as are being contested in good faith.
          (f) Neither Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes.
          (g) There are no special assessments or charges which have been levied, and with respect to which either Company has received written notice, against the Real Property that are not reflected on the tax bills issued with respect thereto.
          (h) Neither Company nor any of its Subsidiaries (i) has entered into any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) that must be disclosed pursuant to Section 6011 of the Code and the Regulations promulgated thereunder, (ii) is a party to any closing agreement as defined in Section 7121 of the Code or any similar provision of state, local, or foreign Law or (iii) has requested any private ruling from any Tax authority.
     3.18 Contracts and Commitments. Except as set forth in Section 3.18 of the Seller Disclosure Letter, neither Company nor any of its Subsidiaries is a party to:
          (a) any partnership agreements or joint venture agreements which require a payment, or delivery of assets or services beyond the 2006-2007 ski season and which are not terminable by the applicable Company on 30 days or less notice without penalty to the applicable Company or any of its Subsidiaries, or which contain exclusivity arrangements which will be binding upon Affiliates of the applicable Company (other than a Subsidiary thereof) following the Closing;
          (b) any agreement pursuant to which the applicable Company or its Subsidiaries would be required to pay severance to any director, officer, employee or consultant;
          (c) any material agreement with another person or entity limiting or restricting the ability of the applicable Company or its Subsidiaries to enter into or engage in any market or line of business;
          (d) any material brokerage agreements;

          (e) any agreements for the sale of any of the assets of the applicable Company or its Subsidiaries other than in the ordinary course of business or for the grant to any person or entity of any preferential rights to purchase any of its assets;
          (f) any agreement relating to the acquisition by the applicable Company or its Subsidiaries of any operating business or the assets or capital stock of any other corporation, entity or business entered into during the last twelve (12) months;
          (g) any material agreements relating to the incurrence, assumption, surety or guarantee of any indebtedness other than ASC-Level Financings;
          (h) any material agreements (other than agreements granting rights to use readily available commercial Software and having an acquisition price of less than $50,000 in the aggregate for all such agreements and agreements allowing the use of Company trademarks, tradenames and the like in connection with promotional activities) (i) granting or obtaining any right to use any Intellectual Property or (ii) restricting the rights of the applicable Company or any of its Subsidiaries, or permitting other Persons, to use or register any Intellectual Property of the applicable Company;
          (i) any material agreements under which the applicable Company or its Subsidiaries has made advances or loans to any entity or individual (which shall not include advances made to an employee of the applicable Company in the ordinary course of business consistent with past practice); or
          (j) except for agreements described in Section 3.18(a), any other agreement (or group of related agreements) the performance of which presently requires aggregate payments be made to or from the Company or any of its Subsidiaries in excess of $100,000 per year.
Each of the contracts to which either Company or any of its Subsidiaries is a party and which is required to be set forth on Section 3.18 of the Seller Disclosure Letter (the “Material Contracts”), a true and complete copy of each of which has been delivered or made available to the Buyer prior to the date hereof is in full force and effect and is the legal, valid and binding obligation of the applicable Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). With respect to each Material Contract, neither the applicable Company nor its Subsidiaries nor, to the Knowledge of the Companies, any other party, is in material breach of violation of, or default under, any such Material Contract, and no event has occurred, is pending or, to the Knowledge of the Companies, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the applicable Company or its Subsidiaries or, to the Knowledge of the Companies, any other party under such Material Contract.
     3.19 Environmental Matters. (a) Except as set forth on Section 3.19(a) of the Seller Disclosure Letter, each Company and its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by each Company and its Subsidiaries of all approvals, permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except in each case where the failure to be in such compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Companies and their respective Subsidiaries, taken as a whole.
          (b) Except as set forth on Section 3.19(b) of the Seller Disclosure Letter, there is no Environmental Claim pending or, to the Knowledge of the Companies, threatened against either Company or its Subsidiaries.
     3.20 Intellectual Property.
          (a) Section 3.20(a) of the Seller Disclosure Letter sets forth a true, correct, and complete list of all U.S. and foreign (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, (iii) copyright registrations and applications, and (iv) Software, in each case which is owned by either Company or any of its Subsidiaries. The applicable Company or its Subsidiaries, as set forth on Section 3.20(a) of the Seller Disclosure Letter, is the sole and exclusive beneficial and record owner of each of the Intellectual Property items set forth on Section 3.20(a) of the Seller Disclosure Letter, and to the Knowledge of the Companies all such Intellectual Property is subsisting, valid and enforceable. There are no actions that must be taken within 90 days from the date of this Agreement, including the payment of fees or the filing of documents, for the purposes of obtaining, maintaining, perfecting or renewing any rights in such registered or applied for Intellectual Property.
          (b) Except as set forth on Section 3.20(b) of the Seller Disclosure Letter:
          (i) each of the Companies owns, or has valid right to use, free and clear of all Liens, all Intellectual Property used or held for use in, or necessary to conduct, such Company’s business (including (as of the Closing Date) the CORIS and WRMS software systems as and to the extent provided in the CORIS and WRMS License Agreements); provided, however, that this Section 3.20(a)(i) shall not constitute a noninfringement representation (which noninfringement representation is the subject of Section 3.20(a)(ii) below);
          (ii) the conduct of each Company’s business (including the products and services of such Company) as currently conducted does not infringe, misappropriate or otherwise violate any Person’s Intellectual Property rights, and there has been no such claim asserted or threatened in the past three years against such Company or, to the Knowledge of the Companies, any other Person;
          (iii) to the Knowledge of the Companies, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by or licensed to either Company, and no such claims have been asserted or threatened against any Person by either Company or, to the Knowledge of the Companies, any other Person, in the past three years;
          (iv) the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, either Company’s right to own, use or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of the business of such Company as currently conducted; and
          (v) each Company has at all times complied in all material respects with all applicable Laws, as well as its own rules, policies, and procedures relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by such Company in the conduct of such Company’s business. No claims have been asserted or, to the Knowledge of the Companies, threatened against either Company alleging a violation of any Person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law, policy or procedure related to privacy, data protection or the collection and use of personal information collected, used or held for use by either Company in the conduct of either Company’s business. Each Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification or other misuse.
     3.21 Related Persons. Except as set forth on Section 3.21(a) of the Seller Disclosure Letter, as of the date hereof, and as immediately after the Closing, none of the assets, including Intellectual Property, used in the business of either Company and its Subsidiaries is or will be owned, or leased from a third party, by ASC or any of its Affiliates (other than such Company and its Subsidiaries). Section 3.21(b) of the Seller Disclosure Letter sets forth a true and complete list of all material Contracts to which either Company or any of its Subsidiaries, on the one hand, and ASC or any of its Subsidiaries (other than either Company and its Subsidiaries), on the other hand, are party to.
     3.22 Absence of Certain Changes. Since the Base Balance Sheet Date, each Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice. There has not been, with respect to either Company or any of its Subsidiaries, (i) any action taken since the Base Balance Sheet Date that, if taken during the period from the date of this Agreement through the Closing, would constitute a breach of Section 9.4, or (ii)

since the Base Balance Sheet Date, any event, occurrence, development or state of circumstances or facts that has had or reasonably would be expected to have a Material Adverse Effect on the Companies and their respective Subsidiaries, taken as a whole.
     3.23 Water Rights. Except as set forth in Section 3.23 of the Seller Disclosure Letter, each Company has all water rights, riparian rights, appropriative rights, water allocations, water stock, water supply contracts, water disbursal rights, water discharge rights and water collection rights necessary for the collection, use, distribution, discharge, and disbursal of water and for the continued snowmaking, irrigation, domestic and commercial uses of its Resort facilities, and operation of its Resort in accordance with its operation as of the date of this Agreement other than as would not be reasonably be expected to result in a Material Adverse Effect on the Companies and their respective Subsidiaries, taken as a whole.
ARTICLE IV
REPRESENTATIONS AND
WARRANTIES OF THE BUYER
     The Buyer represents and warrants to ASC as follows:
     4.1 Organization of the Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and has all requisite power and authority to own, operate and lease its properties and to carry on its business as presently owned or conducted.
     4.2 Power and Authority. Buyer has the requisite corporate authority and power to execute and deliver this Agreement and the Related Documents and to perform the transactions contemplated hereby. All corporate and stockholder action on the part of the Buyer necessary to approve or to authorize the execution and delivery of this Agreement and the Related Documents and the performance by the Buyer of the transactions contemplated hereby and thereby has been duly taken. This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Enforceability Exceptions.
     4.3 No Conflicts. Except as may be required under the HSR Act, neither the execution or delivery by the Buyer of this Agreement and the Related Documents nor the performance by the Buyer of the transactions contemplated hereby and thereby, shall:
          (a) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Buyer;
          (b) violate any existing applicable Law by which Buyer or any of its properties is bound, which violation would reasonably be expected to have a material adverse effect on the ability of Buyer to purchase the Stock or pay the Purchase Price, in each case on the terms and subject to the conditions set forth herein;
          (c) require any consent, approval, authorization or other order or action of, or notice to, or declaration, filing or registration with, any Person other than any such consent, approval, authorization, order, action, notice, declaration, filing or registration the absence of which would not reasonably be expected to have a material adverse effect on the ability of Buyer to purchase the Stock or pay the Purchase Price, in each case on the terms and subject to the conditions set forth herein; or
          (d) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under any Material Contract other than such of the foregoing matters which would not reasonably be expected to have a material adverse effect on the ability of Buyer to purchase the Stock or pay the Purchase Price, in each case on the terms and subject to the conditions set forth herein.
     4.4 Purchase for Investment. Buyer is purchasing the Stock for its own account for investment and not for resale or distribution in any transaction that would be in violation of the securities laws of the United States of America or any state thereof. Buyer is an “accredited investor” as that term is defined in Rule 501 of the Regulation D promulgated under the Securities Act.
     4.5 Litigation. There is no Litigation pending or, to the knowledge of Buyer, threatened against Buyer or any of its properties or assets which seeks to restrain, enjoin or prevent the consummation of this Agreement or any of the transactions contemplated hereby.
     4.6 Brokers. No broker, finder or similar intermediary has acted for or on behalf of Buyer or its Affiliates in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Buyer or its Affiliates or any action taken by Buyer or its Affiliates.
     4.7 Availability of Funds. Buyer has cash available or existing borrowing facilities or binding funding commitments, true and complete copies of which have been provided to the Sellers, in each case that are sufficient to enable it to consummate the transactions contemplated by this Agreement and the Related Documents.
     4.8 No Divestitures. To the knowledge of Buyer, none of the businesses or operations of Buyer or any of its Subsidiaries or use or ownership of assets or interests in connection with such businesses or operations would reasonably be expected, in connection with and in anticipation of the consummation of the transactions contemplated hereby, to result in Buyer being required to divest itself or hold or operate separately any of its assets or result in any other materially burdensome condition to Buyer or either Company

ARTICLE V
EMPLOYEES AND EMPLOYEE-RELATED MATTERS
     5.1 Employment Matters. Except to the extent otherwise agreed in writing by the parties, the Buyer agrees to cause each Company to offer employment to the employees of such Company and its Subsidiaries as of the Closing Date (the “Employees”) and that, through the end of the 2006/2007 ski season, the compensation paid and benefits (to the extent described on Section 5.1 of the Seller Disclosure Letter) provided to the Employees, in the aggregate, will be at least comparable to the aggregate compensation and benefits under such Company’s compensation benefit plans immediately prior to the Closing Date. ASC shall honor any reciprocal benefits previously offered to the Employees for ski privileges and other employee food and beverage, retail and lodging discounts at other resorts owned by ASC or its Affiliates (“Other ASC Resorts”) through the end of the 2006/2007 ski season, and the Companies shall honor any reciprocal benefits previously offered to employees at Other ASC Resorts or employees of ASC, for ski privileges and other employee food and beverage, retail and lodging discounts at the Resorts through the end of the 2006/2007 ski season. Neither ASC nor the Companies shall be obligated to honor these reciprocal benefits after the end of the 2006/2007 ski season.
     5.2 Benefit Plans.
          (a) For all purposes of any employee welfare benefit plans in which Employees participate after the Closing Date, the Buyer shall credit Employees for prior service with the Sellers and their Affiliates to the extent permitted under the applicable Plan. The Buyer shall allow Employees with vacation earned but unused as of the Closing Date to use such vacation in accordance with the Buyer’s policy as in effect on the date hereof with respect to Buyer’s employees generally. The Buyer shall (i) credit deductible payments and coinsurance payments made in the plan year in which the Closing Date occurs (the “Current Plan Year”) by Employees under the applicable Company’s group health plans on or prior to the Closing Date towards deductibles and other out-of-pocket costs incurred by Employees in the Current Plan Year in connection with any group health plan in which Employees participate after the Closing Date; (ii) waive all pre-existing condition clauses applicable to any group health plan in which Employees participate after the Closing Date to the extent permitted under the applicable Plan; and (iii) waive eligibility waiting periods for Employees in connection with any group health plan in which Employees participate after the Closing Date to the extent permitted under the applicable Plan. For purposes of the preceding sentence, “group health plan” shall have the meaning prescribed in Section 5000(b)(1) of the Code.
          (b) Effective as of the Closing Date or as soon thereafter as reasonably practicable, the Buyer shall cause each Company to become a participating employer in the Buyer’s 401(k) Retirement Plan (the “401(k) Plan”) and shall cause each Employee to be given credit for his or her prior service as reflected in the records of the Companies for all purposes under the 401(k) Plan.

          (c) No provision in this Article V shall be construed to prevent the termination of employment of any Employee or the amendment or termination of any particular Company Plan to the extent not prohibited by its terms as in effect immediately prior to the date hereof.
ARTICLE VI
CLOSING
     6.1 Closing Date. Subject to the satisfaction or waiver of the conditions set forth in Articles VII and VIII hereof, the Closing, unless the parties otherwise agree, shall be held at 10:00 a.m. on the second Business Day after the last to be fulfilled or waived of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions) is satisfied or waived, at the offices of Pierce Atwood LLP, Portland, Maine, or at such other place as the parties hereto otherwise agree.
ARTICLE VII
CONDITIONS TO OBLIGATIONS OF
THE BUYER TO CONSUMMATE THE TRANSACTION
     The obligations of the Buyer to be performed at the Closing shall be subject to the satisfaction or Buyer’s waiver, at or prior to the Closing, of the following conditions:
     7.1 Representations and Warranties; Compliance with Covenants. The representations and warranties of the Sellers contained herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar terms set forth therein) both as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations and warranties need only be true and correct as of such other date or time), except where the failure to be so true and correct individually or in the aggregate with all other such failures, does not have and would not reasonably be expected to have a Material Adverse Effect on the Companies taken as a whole. The Sellers shall have performed and complied in all material respects with all covenants and agreements required hereby to be performed or complied with by them on or prior to the Closing Date. ASC shall have delivered to the Buyer a certificate, dated the date of the Closing and signed by an officer of ASC, to the foregoing effect.
     7.2 No Material Adverse Effect. Since the date hereof, there shall have occurred no change, effect, condition, event or circumstance which has had or would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Companies, taken as a whole.

     7.3 No Injunction. No Judgment shall have been rendered in any Litigation which has the effect of enjoining the consummation of the transactions contemplated by this Agreement, and no Litigation shall be pending that would reasonably be expected to result in such a Judgment.
     7.4 Approvals.
          (a) All Approvals required under the HSR Act necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, and all applicable waiting periods thereunder shall have expired or been terminated.
          (b) All notices required under the U.S. Forest Service Permits will have been made, and any approvals required thereunder or by any applicable Law relating thereto will have been obtained. The USFS shall either have (i) approved the sale of the Stock to the Buyer or (ii) issued to each Company a new permit (in contemplation of the transactions contemplated by this Agreement) for the use of applicable U.S. Forest Service Properties covering the same Real Property as covered in such Company’s U.S. Forest Service Permit and otherwise on the then current form of the USFS for such agreements. From and after the Closing Date, ASC shall pay or cause to be paid, and shall indemnify, defend and hold harmless the Buyer and its Affiliates (including the Companies and their respective Subsidiaries), for any and all fees under the U.S. Forest Service Permits allocable to periods ending on or before the Closing Date (and not otherwise reflected in the determination of Working Capital as contemplated by Section 2.3), including without limitation any and all such fees determined by a “close-out audit” or otherwise in connection with the issuance of a new permit by the USFS.
     7.5 Release of Liens. On or prior to Closing, the Sellers shall have effected the release of (i) all Liens securing the ASC-Level Financings and (ii) all other Liens (other than Permitted Exceptions and any Liens relating to Dover Debt and the Capital Leases) securing monetary obligations to the extent such obligations are not included in the calculation of the Estimated Working Capital Amount.
     7.6 Assignment. ASC shall have delivered to the Buyer stock certificates representing all of the outstanding shares of the Stock and executed stock powers, in form and substance reasonably satisfactory to the Buyer, concerning the Stock (the “Assignment”).
     7.7 Related Documents. The Sellers and the Companies shall have executed and delivered all Related Documents required to be executed by them at or prior to the Closing.
     7.8 FIRPTA. The Buyer shall have received a statement from ASC that it is not a “foreign person” within the meaning of Section 1445 of the Code.
     7.9 Resignations. On the Closing Date, the Sellers shall cause to be delivered to the Buyer duly signed resignations, effective immediately after the Closing, of all directors of the Companies and their respective Subsidiaries and all officers of the Companies which are not on either Company’s payroll.

     7.10 Settlement of Accounts. On or prior to the Closing Date, all of the accounts payable and other obligations owing from either Company to ASC or any of its Affiliates shall have been cancelled or forgiven and, following the Closing Date, the Companies shall have no obligation or liability in respect thereof.
     7.11 Title Commitments. Provided that Buyer has taken all customary and necessary actions for the issuance of the title policies, including without limitation satisfying those certain requirements listed in the Title Commitments within the control and reasonably required to be satisfied on the part of Buyer, each Title Company shall have committed and be prepared to deliver contemporaneously with the Closing, at the Buyer’s sole expense, an Owner’s Policy of Title Insurance materially in accordance with its Title Commitments and with no exceptions to title other than as set forth in its Title Commitments or the Permitted Exceptions. Sellers hereby covenant to satisfy all requirements listed in the Title Commitments within the control of and reasonably required to be satisfied on the part of Sellers, including without limitation all actions required to be performed by Sellers pursuant to this Agreement.
     7.12 Tri-Party Agreements. Each of the Companies shall have received an executed tri-party agreement with the USFS on its then current form for such agreements.
ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF
THE SELLERS TO CONSUMMATE THE TRANSACTION
     The obligations of the Sellers to be performed at the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:
     8.1 Representations and Warranties; Compliance with Covenants. The representations and warranties of the Buyer contained herein shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar terms set forth therein) both as of the date of this Agreement and on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations and warranties need only be true and correct as of such other date or time), except where the failure to be so true and correct, individually or in the aggregate with all other such failures, does not have and would not reasonably be expected to have a Material Adverse Effect on the Buyer. The Buyer shall have performed and complied in all material respects with all material covenants and agreements required hereby to be performed or complied with by it on or prior to the Closing Date. The Buyer shall have delivered to ASC, a certificate, dated the date of the Closing and signed by an officer of the Buyer, to the foregoing effect.
     8.2 No Injunction. No Judgment shall have been rendered in any Litigation which has the effect of enjoining the consummation of the transactions contemplated by this Agreement and no Litigation shall be pending that would reasonably be expected to result in such a Judgment.
     8.3 Approvals. All Approvals required under the HSR Act for the consummation of the transaction contemplated by this Agreement shall have been obtained, and all applicable waiting periods thereunder shall have expired or been terminated. The shareholders of ASC shall have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Twenty days shall have passed since the date that ASC mailed an information statement pursuant to Section 14(c) of the Securities Exchange Act of 1934 seeking approval of the transaction contemplated by this Agreement (an “Information Statement”) to its shareholders. ASC covenants that it will promptly submit a draft Information Statement to the Securities and Exchange Commission and (a) shall promptly send such Information Statement to its shareholders after the Securities and Exchange Commission declines review of such Information Statement or (b) if the Securities and Exchange Commission does review and comment on such Information Statement, shall diligently pursue finalization of such Information Statement and mail such Information Statement promptly thereafter.
     8.4 Settlement of Accounts. On or prior to the Closing Date, all of the accounts receivable and other obligations owing to either Company from ASC or any of its Affiliates shall have been cancelled or forgiven and, following the Closing Date, ASC and any such Affiliate shall have no obligation in respect thereof.
     8.5 Related Documents. The Buyer shall have executed and delivered all Related Documents required to be executed by them at or prior to the Closing.
ARTICLE IX
COVENANTS
     9.1 Regulatory Filings, Etc. As soon as practicable after the date hereof (and in any event no later than five (5) Business Days after the date hereof), the parties hereto shall make all filings with the appropriate Governmental Agencies of the information and documents required or contemplated by the HSR Act, the FCC and the USFS and make application for all required Approvals thereunder or therewith with respect to the transactions contemplated by this Agreement. The parties hereto shall keep each other apprised of the status of any communications with, and inquiries or requests for information from, such Governmental Agencies, in each case, relating to the transactions contemplated hereby. The parties hereto shall each use their respective commercially reasonable best efforts to comply as expeditiously as possible in good faith with all lawful requests of the Governmental Agencies for additional information and documents pursuant to such Laws.
     9.2 Injunctions. If any court having jurisdiction over any of the parties hereto issues or otherwise promulgates any restraining order, injunction, decree or similar order which prohibits the consummation of any of the transactions contemplated hereby or by any Related Document, the parties hereto shall use their respective commercially reasonable efforts in good faith to have such restraining order, injunction, decree or similar order dissolved or otherwise eliminated as promptly as possible and to pursue the underlying Litigation diligently and in good faith. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 9.2 shall limit the respective rights of the parties to terminate this Agreement in accordance with the terms of Section 12.1 or shall limit or otherwise affect the respective conditions to the obligations of the parties set forth in Articles VII and VIII hereof.
     9.3 Access to Information. Between the date of this Agreement and the Closing Date, the Sellers shall, and shall cause their Affiliates (to the extent reasonably required) to, upon reasonable request by the Buyer, provide the Buyer, the Buyer’s lenders and their respective employees, counsel, accountants and other representatives and advisors (collectively, the “Representatives”) full access, during normal business hours on reasonable notice (and at such other times as Buyer reasonably requests) and under reasonable circumstances, to any and all premises, properties, Contracts, commitments, books and records and other information exclusively of or relating exclusively to the Stock or the Companies (the “Company Subject Matter”); provided, however, that the Sellers shall use their respective commercially reasonable efforts to provide to the Buyer and its lenders any such information that does not relate exclusively to the Company Subject Matter to the extent such information can be segregated without undue effort from information relating to the Sellers or their Affiliates and that is not otherwise confidential or of a competitive nature; provided, further, that such access may be limited to the location at which the relevant information is normally maintained, shall not unreasonably interfere with the operations of the Companies or their Affiliates, and shall be limited to the extent reasonably determined to be required by the applicable law. In furtherance of the foregoing but subject to the limitations of this Section 9.3, the Sellers shall, and shall cause each Company’s Subsidiaries to, permit the Buyer, the Buyer’s lenders and their respective Representatives to have reasonable access to the Real Property to perform, at the Buyer’s expense, any environmental testing that the Buyer reasonably deems appropriate, including, without limitation, a Phase I environmental site assessment of any such property pursuant to ASTM Standard E 1527-05. Prior to the Closing Date, neither the Buyer nor any of its Representatives shall contact or make inquiries to any governmental agencies (other than as contemplated by Articles VII and VIII hereof) in connection with the transactions contemplated by this Agreement without the prior written consent of Seller.
     9.4 No Extraordinary Actions by the Sellers. In each case except as disclosed on Section 9.4 of the Seller Disclosure Letter, or consented to or approved in writing by the Buyer (which consent or approval shall not be unreasonably withheld, conditioned, or delayed), or contemplated by this Agreement or the Related Documents from the date hereof until the Closing, the Sellers shall:
          (a) cause the Companies and their respective Subsidiaries to conduct their respective businesses in the ordinary course and in accordance, in all material respects, with their respective past policies and procedures;
          (b) not amend or otherwise change the Certificate of Incorporation or bylaws or other organizational documents of either Company or any of its Subsidiaries;

          (c) not permit either Company or any of its Subsidiaries to admit, or undertake to admit, any new stockholders, nor issue or sell any stock or other securities of either Company or any of its Subsidiaries or any options, warrants or rights to acquire any such stock or other securities or repurchase or redeem any stock or other securities of either Company;
          (d) not split, combine or reclassify any shares of either Company’s or any Subsidiary’s capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of such capital stock;
          (e) cause the Companies and each of their respective Subsidiaries not to take any action with respect to, or make any material change in its accounting or Tax policies or procedures, except as may be required by changes in generally accepted accounting principles upon the advice of its independent accountants or as required by the Securities and Exchange Commission (the “SEC”) or any securities exchange;
          (f) cause the Companies and their respective Subsidiaries not to make or revoke any material Tax election or settle or compromise any material Tax liability, or amend any material Tax Return;
          (g) comply with and not take any action or fail to take any action which would constitute a material breach or default under any of (i) the Certificate of Incorporation or bylaws or other organizational documents of either Company or any of its Subsidiaries, (ii) any Real Property Lease, (iii) any other material Lease, or (iv) any other Material Contract and/or any material judgment, order or other writing with the force of Law;
          (h) not dispose of, pledge, hypothecate, encumber, transfer or assign any of the Stock or the equity securities of any Subsidiary of either Company, nor any material assets of either Company or any of its Subsidiaries;
          (i) cause the Companies and their respective Subsidiaries not to acquire, lease or license any assets or property, other than purchases of assets in the ordinary course of business, or merge or consolidate with any entity;
          (j) not take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding the consummation of the transactions contemplated by this Agreement;
          (k) maintain in full force and effect the casualty insurance policies currently in effect with respect to the Real Property and all other Insurance Policies, and shall deliver to the Buyer, upon request, reasonable evidence of same in the form of certificates of such insurance;
          (l) not terminate, amend or modify any Real Property Lease, material Lease, or any other Material Contract, nor enter into any new or additional Material Contracts of any type, nature or description, except in the ordinary course of business and in accordance with past practice;
          (m) not undertake any material capital improvement projects nor make any material additions, improvements or renovations to existing facilities and/or equipment;
          (n) not institute or settle, except for settlements which do not exceed $100,000 in the aggregate or are claims which are fully covered by insurance, except for applicable self-insured retentions under existing insurance policies, any Litigation;
          (o) not create, incur or assume any short-term Indebtedness (including obligations in respect of capital leases) on behalf of either Company or any Subsidiary, other than in the ordinary course of business, or create, incur or assume any long-term Indebtedness, and not assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, or make any loans, advances or capital contributions to, or investments in, any other Person;
          (p) not enter into, adopt or amend in any respect any Company Plan or (except for annual adjustments in the ordinary course of business consistent with past practice) increase in any material respect the compensation or benefits of, or modify the employment terms of, its directors, officers or employees, generally or individually, or pay or promise to pay any bonus or benefit to its directors, officers or employees (except as required by the Company Plans in accordance with their terms immediately prior to the execution of this Agreement) or hire any new officers, or, except in the ordinary course of business, any new employees, nor terminate the employment of or reassign any employees other than non-officer employees in the ordinary course of business consistent with past practice;
          (q) not increase the compensation or benefits payable under any existing employment, severance or termination policies or agreements, or enter into any employment, deferred compensation, severance or other similar agreement (or amend any such existing agreement) with any director, officer or employee of either Company or any Subsidiary (except as required by applicable Law), except for anniversary date adjustments for at-will employees.
          (r) not enter into any collective bargaining agreement or similar labor agreement, or renew, extend or renegotiate any existing collective bargaining agreement or similar labor agreement; and

          (s) not agree to do anything prohibited by this Section 9.4.
     9.5 Commercially Reasonable Efforts; Further Assurances.
          (a) Upon the terms and subject to the conditions hereof (including without limitation, Sections 9.2 and 13.3), the Sellers and the Buyer each agree, and agree to cause each of their respective Affiliates, to use their respective commercially reasonable efforts in good faith to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Articles VII and VIII are satisfied and to consummate and make effective the transactions contemplated by this Agreement and the Related Documents insofar as such matters are within their respective control.
          (b) Except as otherwise expressly provided for in this Agreement, the parties hereto shall provide such information and cooperate fully with each other in making such applications, filings and other submissions which may be required or reasonably necessary in order to obtain all approvals, consents, authorizations, releases and waivers as may be required under this Agreement and the Related Documents as conditions to the parties’ Closing obligations.
          (c) Except as otherwise expressly provided for in this Agreement, the parties hereto shall promptly take all actions necessary to make each filing, including any supplemental filing, which either of them may be required to make with any Governmental Agency as a condition to or consequence of the consummation of the transactions contemplated by this Agreement or any Related Document.
          (d) On or prior to the Closing, the parties hereto shall execute and deliver to each other the Related Documents.
          (e) The Sellers shall, to the extent permitted by applicable Law, use their commercially reasonable efforts to assist and cooperate with the Buyer in making such arrangements as would permit the continued sales of alcoholic beverages by the Companies or Dover at the Resorts following the Closing and pending the issuance of a new liquor license to the Companies or Dover reflecting the transactions contemplated by this Agreement, including assisting with transfer applications; and (ii) in causing the transfer of other operational permits used in the conduct of the Companies’ and their respective Subsidiaries’ businesses, including explosive permits, food service licenses and permits, FCC permits, Public Utilities Commission permits and day care licenses.
          (f) ASC agrees to honor the existing agreements with the owners in the Resorts’ rental management programs with regard to reciprocal rights at other ASC ski resorts through the end of the 2006/2007 ski season, each of which are set forth on Section 9.5(f) of the Seller Disclosure Letter, and the Buyer agrees to cause the Companies to agree to honor existing agreements of ASC and its Affiliates with owners in the rental management programs at Other ASC Resorts with regard to reciprocal right at the Resorts through the end of the 2006/2007 ski season.
          (g) The Buyer agrees to cause the Companies to honor ASC’s obligations under ASC’s multi-resort passes, multi-resort single day tickets (known as “MeTickets”), Peaks Rewards Coupons and Mobil discount vouchers or coupons and single-day complimentary lift ticket vouchers (issued in accordance with past practices and at no significantly greater volume) through the end of the 2006/2007 ski season, as well as obligations arising in the 2006-07 ski season under ASC’s snow guaranty and season pass refund programs to customers who purchased their passes through one of the Resorts. ASC will collect the funds related to MeTickets, and regularly reimburse the Buyer for honoring such obligations in an amount equal to the face value of the MeTicket redeemed at the Resorts. The Buyer agrees to cause the Companies to honor ASC’s obligations under gift cards, Peaks Rewards Coupons and Mobil discount vouchers or coupons issued prior to the Closing, and ASC will regularly and promptly reimburse the Buyer for ASC issued gift cards, Peaks Rewards Coupons and Mobil discount vouchers or coupons to the extent redeemed at the Resorts after the Closing. Each of ASC and the Companies will provide access to their respective systems to the other parties to enable them to track the usage of such cards, tickets and passes. The manner of reimbursement and access described above shall be agreed upon in good faith by ASC and the Buyer.
          (h) Subject to compliance by the Sellers with any proprietary rights, confidentiality or similar regulations or agreements, the Sellers shall transfer, or shall cause to be transferred, to each Company, at or prior to the Closing, all data and all right, title and interest to such data that relates exclusively to such Company and is maintained in electronic format by ASC or any of its Affiliates, including, without limitation, marketing data and customer lists (including skiers and lodging guests) for the past three years, and shall not retain any of such data for the use of ASC or for any other reason; provided, however, that the Sellers shall use their respective commercially reasonable efforts to transfer to each Company any such data that does not relate exclusively to such Company to the extent such data can be segregated from information relating to the Sellers or their Affiliates (other than such Company) and that is not otherwise subject to a proprietary rights, confidentiality or similar agreement.
          (i) To the extent that, following the Closing, either Company shall not be able to continue to use any of the licenses set forth on Section 9.5(i) of the Seller Disclosure Letter, the Sellers agree to use their commercially reasonable efforts (excluding the payment of money or the delivery of any item of value) to assist such Company in replacing such licenses and/or to provide such Company with the benefits of such licenses (including allowing such Company to act as sub-licensee to the extent the underlying license permits).
          (j) The Buyer agrees to cause the Companies to honor ASC’s obligations under the partnership marketing arrangements set forth on Section 9.5(j) of the Seller Disclosure Letter. The parties agree to act in good faith to address any such marketing arrangements which continue beyond the 2006/2007 ski season. The Buyer agrees that ASC may, between execution of this Agreement and the Closing Date, continue to book reservations at the Hotels for the 2006/2007 ski season at discounted rates for use by ASC and/or its affiliates for partnership marketing purposes. The Buyer agrees to cause the Company to honor such reservations for the 2006/2007 ski season, provided such reservations are made in a manner and volume and on terms substantially consistent with past practice.
          (k) The Sellers shall use their commercially reasonable efforts to obtain estoppel certificates, in form and substance reasonably satisfactory to the Buyer, from all third parties to the contracts listed on Section 9.5(k) of the Seller Disclosure Letter.
          (l) The Buyer agrees to cause the Companies to honor ASC’s obligations with respect to the ski passes described in Section 3.7(a) of the Seller Disclosure Letter, and to cause any subsequent owner or operator of either Resort to assume such obligations in writing.
     9.6 Use of Names; Name Change.
          (a) As soon as reasonably practicable after the Closing (and in no event later than sixty (60) days after the Closing), the Buyer shall cease (and cause the Companies to cease) to use any written materials, including, without limitation, labels, packing materials, letterhead, advertising materials and forms, which include the words identified on Section 9.6(a) of the Seller Disclosure Letter (collectively, the “Seller Trade Names”); provided, however, that the Companies may use inventory, checks, application forms, product literature and sales literature (but not letterhead, business cards or the like), trail maps, signs or the like, each as in existence as of the Closing Date, until the earlier of the exhaustion of such materials or the close of the 2006/2007 ski season. Except as specifically provided herein, Buyer agrees that it shall not hereafter permit the Companies to adopt or use any trade name, trademark or service mark incorporating any of the Seller Trade Names or any trade name, trademark or service mark likely to indicate endorsement or sponsorship by, or any connection with, the Sellers or any of their Affiliates, including the name or mark “American Skiing” or any name or mark similar thereto.
          (b) As soon as commercially reasonably practicable after the Closing (and in no event later than sixty 60 days after the Closing), ASC shall, and shall cause its Affiliates to, cease to use any written materials, including labels, packing materials, letterhead, advertising materials and forms, which include the words identified on Section 9.6(b) of the Seller Disclosure Letter (collectively, the “Buyer Trade Names”); provided, however, that ASC and its Affiliates may use inventory, checks, application forms, product literature, sales literature (but not letterhead, business cards or the like), trail maps, signs and the like, each as in existence as of the Closing Date, until the earlier of the exhaustion of such materials or the close of the 2006/2007 ski season. Except as specifically provided herein, the Sellers agree that they and their Affiliates shall not hereafter adopt or use any trade name, trademark or service mark incorporating any of the Buyer Trade Names or any trade name, trademark or service mark likely to indicate endorsement or sponsorship by, or any connection with, Buyer or any of its Affiliates.

          (c) ASC shall, and shall cause its Affiliates to, cease and desist the use of the internet domain names “Mountsnow.com” and “Attitash.com” and any other domain names containing the words “Mt. Snow”, “Mount Snow”, “Attitash”, or “Bear Peak” at the close of the 2006/2007 ski season and all times thereafter.
     9.7 Confidentiality; Publicity. Each party shall hold, and shall use its commercially reasonable efforts to cause its employees and agents to hold, in strict confidence all information concerning the other parties or their Affiliates furnished to it by such other Persons, all in accordance with the Confidentiality Agreement, as if originally a party thereto who was required to keep information confidential except that the Sellers shall maintain such information with respect to the Company as confidential only to the extent such information is specific to the Company and does not relate to the operations of ASC or any of their Affiliates following the Closing Date. Any release to the public of information with respect to the matters contemplated by this Agreement (including any termination of this Agreement) shall be made only in the form and manner approved jointly by ASC and Buyer, provided that if a party is required by law to make any disclosure concerning such matters, such party shall discuss in good faith with the other party the form and content of such disclosure prior to its release (but such release shall not require the prior approval of the other parties).
     9.8 Transition. Without limiting the agreements set forth in Sections 9.9 and Article XI, for a period of six (6) months following the Closing Date, ASC shall, and the Buyer shall and shall cause the Companies to, cooperate in good faith to effect an orderly transition in the operation of the Resorts, provided, that no party shall be required to expend any funds or enter into any contractual commitments in performing its obligations under this Section 9.8.
     9.9 Access to Records After the Closing. The Sellers and the Buyer recognize that subsequent to the Closing they may have information and documents which relate to the Companies, the Resorts, their employees, their properties and Taxes that relate to the period prior to Closing and to which the other party may need access subsequent to the Closing. Each such party shall provide the other party and their Representatives commercially reasonable access, during normal business hours on reasonable notice (and at such other times as such other party reasonably requests) and under reasonable circumstances, to all such information and documents, and to furnish copies thereof, which such other party reasonably requests. The Buyer and the Sellers agree that prior to the destruction or disposition of any such books or records pertaining to the Companies at any time within three (3) years after the Closing Date (or, in any matter involving Taxes, within seven (7) years after the Closing Date), each such party shall provide not less than thirty (30) calendar days prior written notice to the other such party of any such proposed destruction or disposal. If the recipient of such notice desires to obtain any such documents, it may do so by notifying the other party in writing at any time prior to the scheduled date for such destruction or disposal. Such notice must specify the documents which the requesting party wishes to obtain. The parties shall then promptly arrange for the delivery of such documents. All out-of-pocket costs associated with the delivery of the requested documents shall be paid by the requesting party. Notwithstanding any provision of this Agreement or the Related Documents to the contrary, in no event shall the Sellers or their Affiliates be required to provide the Buyer with access to or copies of the Sellers’, or their Affiliates’ Tax Returns to the extent such Tax Returns do not relate to the Companies and in no case shall the Buyer have any right to review any Tax Returns other than pro forma Tax Returns of the Companies.

     9.10 No Employee Solicitation. For a period of 12 months following the Closing, without the prior written agreement of the other parties, (a) the Buyer and its Affiliates shall not, directly or indirectly, solicit for employment or employ or cause to leave the employ of ASC or its Affiliates any individual that is serving at such time as an officer of ASC or its Affiliates; and (b) ASC and its Affiliates shall not, directly or indirectly, solicit for employment any individual that is employed at such time by either Company or any of its Subsidiaries provided that the use of a general solicitation (such as advertisement) not specifically directed to applicable employees will not be deemed to be a violation of the no solicitation provision of this Section 9.10.
     9.11 Interim Operations of the Buyer. Prior to the Closing, unless the Sellers have otherwise consented in writing thereto, the Buyer shall not:
          (a) take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding the consummation of the transactions contemplated by this Agreement;
          (b) directly or indirectly authorize any of, or commit or agree, in writing or otherwise, to take any action or actions which would make any representations of the Buyer set forth in this Agreement untrue or incorrect in any material respect; and
          (c) enter into any binding agreement to do any of the foregoing.
     9.12 No Solicitation. From the date hereof until the earlier of the Closing or the termination of this Agreement, Sellers shall not and shall cause each of their Representatives not to, directly or indirectly, (a) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company, its Subsidiaries or any division of either Company, (b) furnish, or make available, any non-public information concerning the business, properties or assets of either Company, its Subsidiaries or any division of either Company to any Person (other than the Buyer) or (c) engage in discussions or negotiations with any Person (other than the Buyer) concerning any such transaction. Sellers shall immediately notify any Person with which discussions or negotiations of the nature described above were pending that the Sellers are terminating such discussions or negotiations. If the Sellers receive any inquiry, proposal or offer of the nature described above, the Sellers shall, within two Business Days after such receipt, notify the Buyer of such inquiry, proposal or offer, including the general terms of such inquiry, proposal or offer.
     9.13 Intercompany Guarantees. Prior to the Closing Date, ASC shall use its commercially reasonable efforts to cause the Companies and any of their respective Subsidiaries to be removed or released, effective as of the Closing, or, if not possible, as soon thereafter as reasonably practicable, in respect of all obligations of ASC or any of its Affiliates under each of the guarantees and letters of comfort obtained by the Companies or any of their respective Subsidiaries for the benefit of ASC and its Affiliates (other than the Companies and their respective Subsidiaries) prior to the Closing, and for all obligations of the Companies and their respective Subsidiaries in respect thereof to be terminated, with, in each case, such substitution, removal, release and termination to be in form and substance reasonably satisfactory to the Buyer. ASC agrees to indemnify and hold harmless the Buyer and its Affiliates (including the Companies and their respective Subsidiaries) from and against and in respect of Indemnifiable Losses incurred by the Buyer and its Affiliates (including the Companies and their respective Subsidiaries) under or pursuant to any such guarantee or letters of comfort. Prior to the Closing Date, the Companies shall use their commercially reasonable efforts and following the Closing, the Buyer shall use its commercially reasonable efforts, to cause ASC and any of its Affiliates to be removed or released, effective as of the Closing, or, if not possible, as soon thereafter as reasonably practicable, in respect of all obligations of the Companies or any of their respective Subsidiaries under each of the guarantees and letters of comfort obtained by ASC or any of its Affiliates for the benefit of the Companies and their respective Subsidiaries prior to the Closing, and for all obligations of ASC and its Affiliates in respect thereof to be terminated, with, in each case, such substitution, removal, release and termination to be in form and substance reasonably satisfactory to ASC. The Buyer agrees to indemnify and hold harmless ASC and its Affiliates from and against and in respect of Indemnifiable Losses incurred by ASC and its Affiliates under or pursuant to any such guarantee or letters of comfort.
     9.14 Third Party Contracts and Cross Default Provisions.
          (a) The parties agree that, to the extent that ASC or any of its Affiliates provides either Company and any of their respective Subsidiaries the ability to receive services or use assets that either Company or any of its Subsidiaries prior to the Closing receives or uses pursuant to a contract of ASC or any of its Affiliates with a third party, the parties will cooperate with each other to cause such Companies and any of their respective Subsidiaries, as applicable, to directly enter into a new contract with such third party with respect to such services or assets to the extent the Buyer desires that such Companies and their respective Subsidiaries continue to receive such services from, or use such assets of, such third party after the Closing, which cooperation shall be deemed to include, without limitation, ASC requiring a third party, to the extent it has the power to do so under any such contract, to split such contract into two separate contracts, one with ASC or its Affiliate and the other with such Company. The parties agree that, to the extent that either of the Companies or any of their respective Subsidiaries provides ASC and any of its Affiliates (other than the Companies and their respective Subsidiaries) prior to the Closing the ability to receive services or use assets that ASC or any of its Affiliates (other than the Companies and their respective Subsidiaries) receives or uses pursuant to a contract of either of the Companies or any of their respective Subsidiaries with a third party, the parties will cooperate with each other to cause ASC and any of its Affiliates (other than the Companies and their respective Subsidiaries), as applicable, to directly enter into a new contract with such third party with respect to such services or assets to the extent ASC desires that ASC and the Affiliates (other than the Companies and their respective Subsidiaries) continue to receive such services from, or use such assets of, such third party after the Closing, which cooperation shall be deemed to include, without limitation, a Company requiring a third party, to the extent it has the power to do so under any such contract, to split such contract into two separate contracts, one with ASC or its Affiliate and the other with such Company.

          (b) Prior to and after the Closing Date, ASC shall use its commercially reasonable efforts to cause the third party(ies) to each contract with either of the Companies or any of their respective Subsidiaries which have cross-default or cross-termination provisions referring to one or more contracts between such third party and/or one or more of its Affiliate(s), and ASC and/or one or more of its Affiliates (excluding the Companies and their respective Subsidiaries), to agree to the removal from such contract of the cross-default or cross-termination provisions which relate to such contracts with ASC and/or one or more of its Affiliate(s). Prior to the Closing Date, ASC, and following the Closing Date, the Buyer, shall use their commercially reasonable efforts to cause the third party(ies) to each contract with ASC and/or one or more of its Affiliates (excluding the Companies or any of their respective Subsidiaries) which have cross-default or cross-termination provisions referring to one or more contracts between such third party and/or one or more of its Affiliate(s), and either of the Companies or any of their respective Subsidiaries, to agree to the removal from such contract of the cross- default or cross-termination provisions which relate to such contracts with either of the Companies or any of their respective Subsidiaries.
ARTICLE X
SURVIVAL AND INDEMNIFICATION
     10.1 Survival. The representations and warranties contained in Articles III and IV hereof and the covenants and agreements of the parties contained herein to be performed on or prior to the Closing shall terminate upon consummation of the Closing; provided, however, that the representations and warranties in Sections 3.1, 3.2, 3.4, 4.1 and 4.2 shall survive the Closing until the expiration of the applicable statute of limitations. The covenants of the Sellers and the Buyer contained in this Agreement which by their terms require action following the Closing shall survive the Closing.
Notices for claims in respect of an inaccuracy in any of the representations or a breach of any of the warranties which survive the Closing must be received prior to the expiration of the applicable statute of limitations for such representation or warranty for any Indemnifiable Losses arising therefrom to be recoverable hereunder.
     10.2 Indemnification by ASC. ASC shall indemnify and hereby hold harmless Buyer and its nominees, affiliates, officers, directors, employees and agents (the “Buyer Indemnitees”) against any loss or liability, in full as such loss or liability is incurred, suffered as a result of:
          (a) any breach of any representation or warranty made by ASC in Sections 3.1, 3.2 and 3.4 of this Agreement (without giving effect to any qualifications as to Knowledge, materiality, Material Adverse Effect or similar qualifications contained in such representations or warranties) (subject to Section 10.1 hereof);

          (b) any breach of any covenant made by ASC in this Agreement or in any other document, instrument or agreement entered into in connection herewith; and
          (c) any breach of the Confidentiality Agreement made herein in favor of Buyer.
     10.3 Indemnification by the Buyer. Subject to the terms and limitations set forth herein, the Buyer shall indemnify, defend and hold harmless ASC and each of its Subsidiaries and Affiliates (not including, following the Closing, the Companies and their respective Subsidiaries), and each of the respective past, present and future directors, officers, employees, stockholders, agents and Representatives of ASC and such Affiliates (together, the “Seller Indemnitees”), from and against any and all Indemnifiable Losses resulting from, relating to or arising out of any one or more of the following:
          (a) any inaccuracy in any of the representations and warranties made by the Buyer in Sections 4.1 and 4.2 (without giving effect to any qualifications as to knowledge, materiality, Material Adverse Effect or similar qualifications contained in such representations or warranties); or
          (b) any breach by the Buyer of any covenant to be performed or complied with by the Buyer in this Agreement or any breach by either Company or its Subsidiaries of any covenant to be performed or complied with by such Company or its Subsidiaries after the Closing under this Agreement.
     10.4 Limitations on Indemnification.
          (a) To the extent that a party hereto shall have any obligation to indemnify and hold harmless any other Person hereunder, such obligation shall not include lost profits or other consequential, special, punitive, incidental or indirect damages (and the injured party shall not recover for such amounts), except to the extent such amounts are required to be paid to a third party other than an Indemnified Party or a Person affiliated therewith.
          (b) The amount of any loss, liability, cost or expense for which indemnification is provided under this Article X shall be net of any amounts actually recovered by a Buyer Indemnitee or a Seller Indemnitee, as the case may be, under an insurance policy with respect to such loss, liability, cost or expenses.
          (c) Except as provided in Article XI and except for fraud, from and after the Closing, the indemnification obligations set forth in this Article X are the exclusive remedy of the Indemnitees (a) for any inaccuracy in any of the representations or any breach of any of the warranties or covenants contained herein or (b) otherwise with respect to this Agreement, the Company and the transactions contemplated by this Agreement and matters arising out of, relating to or resulting from the subject matter of this Agreement, whether based on statute, contract, tort, property or otherwise, and whether or not arising from the relevant party’s sole, joint or concurrent negligence, strict liability or other fault.
     10.5 Indemnification Agreement in Favor of GSRP. At the Closing, Buyer shall execute and deliver (and shall cause MS to execute and deliver) an indemnification agreement in favor of GSRP, substantially in the form attached hereto as Exhibit C, with respect to certain pending claims relating to work performed at the MS Hotel.
     10.6 Right to Indemnification not Affected by Knowledge. The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. Without limiting the scope and effect of the immediately preceding and following sentences, Buyer will use its best efforts to give ASC notice when Buyer has actual knowledge that a representation or warranty of ASC is materially inaccurate. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, or Buyer’s notice to ASC with respect to the inaccuracy or lack of accuracy of any representation or warranty of ASC will not affect the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants and obligations.
ARTICLE XI
TAX MATTERS
     11.1 Tax Indemnification.
          (a) Subject to Section 13.3, from and after the Closing Date, ASC (for purposes of this Article XI only, the “Tax Indemnifying Party”), shall be responsible for, shall pay or cause to be paid, and shall indemnify, defend and hold harmless the Buyer and the Companies and reimburse the Buyer and the Companies for the following Taxes, to the extent that such Taxes have not been paid as of the Closing Date and are not reflected in the determination of Working Capital: (i) all Taxes imposed on the Companies or the Buyer as a result of the operations of the Companies with respect to any taxable year or period ending on or before the Closing Date; (ii) with respect to taxable years or periods beginning before the Closing Date and ending after the Closing Date, all Taxes imposed on the Companies or the Buyer as a result of the operations of the Companies, which Taxes are allocable to the portion of such taxable year or period ending on the Closing Date (an “Interim Period”) (Interim Periods and any taxable years or periods that end on or prior to the Closing Date being referred to collectively hereinafter as “Pre-Closing Periods”); (iii) Taxes of any member of any affiliated group of corporations (as defined in Section 1504 of the Code) with which the Companies or any of their respective Subsidiaries files or has filed a Tax Return on a consolidated, combined, affiliated, unitary or similar basis for a taxable year or period beginning before the Closing Date; (iv) Taxes or other costs of the Buyer Indemnitees payable as a result of any inaccuracy in or breach of any representation or warranty made in Section 3.17 of this Agreement or any breach of any covenant contained in this Article XI, without duplication; and (v) any Taxes or other payments required to be made after the Closing Date by the Companies or any of their respective Subsidiaries to any Person under any Tax sharing, indemnity or allocation agreement or other arrangement in effect prior to the Closing (whether or not written) with respect to a Pre-Closing Period.
          (b) For purposes of this Section 11.1, in order to apportion appropriately any Taxes relating to any taxable year or period that includes an Interim Period, the parties hereto shall, to the extent permitted under applicable law, elect with the relevant Tax authority to treat for all purposes the Closing Date as the last day of the taxable year or period of the Companies. In any case where applicable law does not permit the Companies to treat the Closing Date as the last day of the taxable year or period, then, in each such case, the portion of any Taxes that are allocable to the portion of the Interim Period ending on the Closing Date shall be: (i) in the case of Taxes that are based upon or related to income or receipts, deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date; and (ii) in the case of Taxes not described in subparagraph (i) above that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Interim Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant period.
          (c) Subject to Section 11.5 and the limitations contained in Section 11.3(b), payment of any amount by the Tax Indemnifying Party under this Section 11.1 shall be made within ten (10) days following written notice by the Buyer or a Company to ASC that a Company is required to pay such amounts to the appropriate Tax authority; provided, however, that the Tax Indemnifying Party shall not be required to make any payment to Buyer or a Company hereunder earlier than five (5) Business Days before it is due to the appropriate Tax authority.
          (d) All matters relating in any manner to Tax indemnification obligations and payments shall be governed exclusively by this Article XI except for provisions regarding notice of claims, which shall be governed by Section 10.5.
     11.2 Tax Refunds. The Buyer shall pay to ASC all refunds or credits of Taxes received by Buyer or either Company or any of their respective Subsidiaries after the Closing Date and attributable to Taxes paid by either Company or its Subsidiaries (or any predecessor of either Company or its Subsidiaries) with respect to a Pre-Closing Period, net of any Taxes imposed on such refund amount, and adjusted to reflect any Tax benefit received by the Buyer or either Company in connection with the accrual or payment of amounts pursuant to this Section 11.2, to the extent that such refund or credit was not reflected in the Working Capital adjustment contemplated by Section 2.3.
     11.3 Preparation and Filing of Tax Returns and Payment of Taxes.
          (a) ASC shall be responsible for the preparation and filing of (i) all income Tax Returns with respect to the Companies and their respective Subsidiaries for any Tax period ending on or prior to the Closing Date and (ii) all non-income Tax Returns with respect to the Companies and their respective Subsidiaries for any Tax period ending on or prior to the Closing Date, but only to the extent such Tax Returns are required to be filed on or prior to the Closing Date. All such Tax Returns shall be prepared and filed in a manner that is consistent, in all material respects, with the prior practice of the Companies and their respective Subsidiaries (including, without limitation, prior Tax elections and accounting methods or conventions made or utilized by the Companies and their respective Subsidiaries), except as required by a change in the applicable Law or regulations.
          (b) The Buyer shall prepare and timely file or cause the Companies or their respective Subsidiaries to prepare and timely file all Tax Returns required to be filed after the Closing Date other than Tax Returns described as the responsibility of ASC in Section 11.3(a). All such Tax Returns with respect to Pre-Closing Periods shall be prepared and filed in a manner that is consistent, in all material respects, with the prior practice of the Companies or their respective Subsidiaries (including prior Tax elections and accounting methods or conventions made or utilized by the Companies or their respective Subsidiaries), except as required by a change in the applicable Law or regulations. The Buyer shall deliver all such Tax Returns with respect to Pre-Closing Periods to ASC for ASC’s review at least forty-five (45) days prior to the due date (including extensions) of any such Tax Return. If ASC disputes any item on such Tax Return, it shall notify the Buyer of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to ASC and the Buyer. The fees and expenses of such accounting firm shall be borne equally by ASC and the Buyer.
          (c) ASC shall deliver to Buyer for its review any sales use, real property, transfer or other non-income Tax Returns of the Companies that are to be filed on or prior to the Closing Date at least 45 days prior to the due date (including extensions) of any such Tax Return or within 15 days after the date hereof , whichever is later, provided that any such Tax Return that is due within 15 days after the date hereof shall be delivered to Buyer as soon as reasonably practicable, but in any event prior to the due date (including extensions) of such Tax Return. If the Buyer disputes any item on a Tax Return delivered pursuant to the preceding sentence, it shall notify ASC of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to ASC and the Buyer. The fees and expenses of such accounting firm shall be borne equally by ASC and the Buyer. Notwithstanding the foregoing, nothing in this Section 11.3(c) shall prevent ASC or the Companies from timely filing any Tax Returns that are due (including extensions) on or prior to the Closing Date.
     11.4 Tax Cooperation.
          (a) For a period of seven years from and after the Closing, ASC and the Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records), and assistance relating to the Companies and their respective Subsidiaries as is reasonably requested for the filing of any Tax Returns, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding related to any proposed adjustment. Any information obtained under this Section 11.4(a) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. After the expiration of such seven-year period, the Buyer or ASC, as the case may be, may dispose of such information, books and records, provided that prior to such disposition, (i) ASC shall give the Buyer the opportunity, at Buyer’s expense, to take possession of such information, books and records held by ASC; and (ii) the Buyer shall give ASC the opportunity, at ASC’s expense, to take possession of such information, books and records held by the Companies and their respective Subsidiaries.
          (b) The Buyer agrees that with respect to Pre-Closing Periods, it shall not, on or after the Closing Date, without the prior written consent of ASC, amend any Tax Return (except as required by Law), or waive or extend any statute of limitations with respect to any such Tax Return to the extent such amendment or waiver would increase the Taxes of either Company or its Subsidiaries for any Pre-Closing Period. ASC agrees that, with respect to Pre-Closing Periods, it shall not, on or after the date hereof, without the prior written consent of Buyer, amend any Tax Return (except as required by Law) of either Company or its Subsidiaries or the consolidated group of corporations of which either Company or any Subsidiary is a member, or waive or extend the statute of limitations with respect to any such Tax Return, to the extent such amendment or waiver would increase the Taxes of either Company, its Subsidiaries, or Buyer in a taxable period (or portion thereof) beginning on or after the Closing Date.
     11.5 Tax Audits.
          (a) After the Closing, the Buyer shall notify ASC in writing (a “Tax Notice”) of any demand or claim received by the Buyer or either Company from any Tax authority or any other party with respect to Taxes for which the Tax Indemnifying Party is liable pursuant to Section 11.1 within ten (10) days of the receipt of such demand or claim by the Buyer or either Company; provided, however, that a failure to give such Tax Notice will not affect the rights of the Buyer or either Company to indemnification under Section 11.1 unless, or except to the extent that such failure precludes the Tax Indemnifying Parties from contesting such demand or claim. Such Tax Notice shall contain factual information (to the extent known) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax liability.
          (b) Subject to the following sentence, ASC may elect to control the conduct, through counsel chosen by ASC and reasonably acceptable to the Buyer and at ASC’s own expense, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted liability with respect to which indemnity may be sought under Section 11.1, including any contest in respect of an Interim Period (any such audit, claim for refund, or proceeding relating to an asserted Tax liability is referred to herein as a “Contest”). If ASC elects to control a Contest, ASC shall within thirty (30) calendar days of receipt of the Tax Notice notify the Buyer in writing of its intent to do so; provided, however, that the Buyer and the Companies are authorized to file any motion, answer or other pleading that may be reasonably necessary or appropriate to protect their interests during such 30 day period. If ASC properly elects to control a Contest, then ASC shall have all rights to settle, compromise and/or concede such asserted liability and the Buyer shall cooperate and shall cause the Companies (and any of their successors) to cooperate in each phase of such Contest. If ASC does not elect to control the Contest, the Buyer or the Companies may, without affecting its or any other indemnified party’s rights to indemnification under this Article XI, assume and control the defense of such Contest with participation by the Sellers.
          (c) In the event that a Contest involves an Interim Period (a “Straddle Contest”), the parties shall endeavor to cause the Contest proceeding to be separated into two or more separate proceedings, one of which shall involve exclusively the applicable Interim Period. In the event that such separation cannot, after diligent efforts, be achieved, the Buyer and ASC shall jointly control the Straddle Contest; provided, however, that, subject to this Section 11.5 generally, the Buyer shall have all rights to make decisions, settle, compromise and/or concede such asserted liability as relates to the portion of the taxable period that begins after the Closing Date, and ASC shall have all rights to settle, compromise and/or concede such asserted liability as relates to the Interim Period.
          (d) With respect to a Contest that is described in paragraphs (b) and (c) of this Section, and which relates to a method of accounting, a recurring item of income, gain, loss, deduction or credit. Taxes other than income Taxes, franchise Taxes, and Transfer and Recording Taxes, ASC’s ability to settle, compromise and/or concede any asserted liability shall be subject to the Buyer’s consent, not to be unreasonably withheld, conditioned or delayed, if ASC’s proposed settlement, compromise or concession would adversely affect such Tax liability of a Company in a Post-Closing period; provided, however, if the Buyer does not provide ASC with such consent, and ASC shall pay to the Buyer the amount that ASC was willing to pay the Taxing authority to settle the asserted Tax liability, ASC shall be released by the Buyer from all indemnification obligations thereto pursuant to Section 11.1 and the Buyer shall assume control over the conduct of such Contest and shall have all rights if such Contest does not involve any issues for which ASC remains liable under this Article XI to make decisions, settle, compromise, and/or concede such asserted liability.

          (e) Notwithstanding anything contained in this Section 11.5 to the contrary, none of the Buyer or the Companies shall be required to permit ASC to contest any claim; provided, however, that the Tax Indemnifying Parties shall have no obligation to pay, indemnify or reimburse the Buyer or the Companies for any amounts that the Buyer or the Companies pay without the prior approval of ASC (which may not be unreasonably withheld or delayed if the related indemnification obligation does not have a material economic impact on ASC or the Indemnifying Parties) with respect to a claim ASC timely elects to contest but is not permitted to contest under this Section 11.5(e).
          (f) Notwithstanding anything contained in this Section 11.5 to the contrary, ASC shall not, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, contained or delayed), settle, compromise or concede any asserted liability unless ASC has (i) paid or otherwise satisfied the asserted liability on or prior to the date of such settlement, compromise or concession, or (ii) obtained, as an unconditional term of such settlement, compromise or concession, an unconditional release, issued by the applicable taxing authority in favor of the Companies, for all responsibility in respect of the asserted liability.
     11.6 Tax Treatment of Indemnification Payment. The parties agree to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all Tax purposes.
     11.7 338(h)(10) Election.
          (a) Section 338(h)(10) Election; Allocation of “Adjusted Grossed-Up Basis.” ASC and the Buyer shall elect under Section 338(h)(10) of the Code to treat the sale of the Stock as a sale by the Companies and their respective Subsidiaries of all of their respective assets (the “Section 338(h)(10) Election”) and shall make any such available election under any substantially similar state or local law. The making of the Section 338(h)(10) Election shall not increase the Purchase Price. Subject to Section 13.3, ASC shall pay any Tax associated with the Section 338(h)(10) Election and any analogous election made under state or local law. Each party shall take such actions as the other parties deem necessary to effect the Section 338(h)(10) Election (including, without limitation, the timely filing of Internal Revenue Service Form 8023 (Corporate Qualified Stock Purchase Elections)).
          (b) Allocation. On or before the date that is 30 days after the Closing Date, the Buyer shall provide to ASC a proposed allocation of the Purchase Price for the deemed sale of assets resulting from the making of the Section 338(h)(10) Election, setting forth the estimated fair market values of the assets of each Company and each of their respective Subsidiaries. On or before the date that is 60 days after the Closing Date, ASC and the Buyer shall cooperate in developing and agree upon a final allocation of such Purchase Price (the “Final Allocation”). ASC and the Buyer shall cooperate in developing the Final Allocation.
          (c) Forms. On or before the date that is ten days before the Closing Date, ASC shall provide to the Buyer drafts of all forms, together with all drafts of required attachments thereto, other than allocation of the Purchase Price, required for making the Section 338(h)(10) Election and any such available election under any substantially similar state or local law if requested by the Buyer (the “Election Forms”). On the Closing Date, ASC shall deliver to the Buyer the Election Forms, properly executed by ASC. ASC and the Buyer shall cooperate in drafting and making final the Election Forms. If the parties have not reached agreement with respect to the allocation schedule, then the dispute shall be presented to an independent accounting firm mutually agreed upon by the Buyer and ASC, whose determination shall be binding on both parties. The fees and expenses of such accounting firm shall be paid one-half by the Buyer and one-half by ASC. ASC shall be responsible for filing the Election Forms with the proper taxing authorities, provided that the Buyer shall be responsible for filing any Election Form that must be filed with its Tax Returns.
          (d) Modification; Revocation. The Buyer and ASC each agree that it shall not, and shall not permit any of its respective Affiliates to, take any action to modify the Election Forms following the execution thereof, or to modify or revoke the Section 338(h)(10) Election, or any such available election under any substantially similar state or local law, following the filing of the Election Forms, without the written consent of the Buyer or ASC, as the case may be.
          (e) Consistent Treatment. The Buyer and ASC shall, and shall cause their respective Affiliates to, file all Tax Returns in a manner consistent with the information contained in the Election Forms as filed and the Final Allocation, unless otherwise required because of a change in applicable tax law.
          (f) Expenses Resulting from Section 338(h)(10) Elections. The Buyer and its Affiliates, on the one hand, and ASC and its Affiliates, on the other hand, shall bear their respective administrative, legal and similar expenses resulting from the making of the Section 338(h)(10) Election and any such available elections under any substantially similar state or local law.
     11.8 Tax Sharing Agreements. Any Tax sharing agreements or arrangements to which either Company or any of its Subsidiaries is a party or may have any liability or obligation shall be terminated effective as of the Closing. After the Closing, this Agreement shall be the sole Tax sharing agreement relating to either Company or any Subsidiary for all Pre-Closing Tax Periods.
     11.9 Survival of Obligations. Notwithstanding any other provision of this Agreement, the obligations of the parties set forth in this Article XI shall remain in effect until the expiration of the applicable statutes of limitations (including valid extensions thereof).

ARTICLE XII
TERMINATION
     12.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by the written mutual consent of the parties hereto;
          (b) upon written notice by (i) any party hereto, if any court of competent jurisdiction or any other Governmental Agency shall have issued a Judgment or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and (ii) such Judgment or other action shall have become final and nonappealable;
          (c) upon written notice at any time on or after June 1, 2007 (the “Termination Date”), by the Sellers, on the one hand, or the Buyer, on the other hand, if the Closing has not occurred by such date; provided, however, that (i) if any of the Sellers is seeking termination, then none of the Sellers is in breach in any material respect of their respective representations, warranties, covenants or agreements contained in this Agreement or (ii) if Buyer is seeking termination, then Buyer is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement; and provided further, however, that the Sellers may elect to extend the date of the Termination Date by up to 60 additional days if the condition set forth in Section 7.4(a) shall have not been satisfied and the parties shall have received a “second request” or the equivalent from the applicable Governmental Authorities under the HSR Act;
          (d) upon written notice by the Sellers, on the one hand, or by the Buyer, on the other hand, to the other party if the other party (being any of the Sellers or the Buyer) is in material breach of any of its representations, warranties, covenants or agreements hereunder (which breach continues unremedied by such party for thirty (30) days after written notice thereof to such party); provided, however, that if such other party is Buyer, it shall not be entitled to such 30-day period if it is in default of its obligation to pay the Purchase Price to the Sellers on the Closing Date as provided herein; and provided, further, that (i) if any Seller is seeking termination, then no Seller is then in breach in any material respect of its respective representations, warranties, covenants or agreements contained in this Agreement or (ii) if Buyer is seeking termination, then Buyer is not then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.
     12.2 Other Agreements; Material To Be Returned.
          (a) In the event that this Agreement is terminated pursuant to Section 12.1, the transactions contemplated by this Agreement and the Related Documents shall be terminated, without further action by any party hereto, and the Sellers on the one hand and the Buyer on the other hand shall immediately enter into, or cause their relevant Affiliates to enter into, written consents to terminate each of the Related Documents that have become effective prior to the date of such termination.
          (b) Furthermore, in the event that this Agreement is terminated pursuant to Section 12.1:
          (i) The Buyer shall return to Sellers or destroy all documents and other material received from the Sellers, their Affiliates or any of their respective Representatives relating to the Resorts or the transactions contemplated by this Agreement and the Related Documents, whether obtained before or after the execution of this Agreement; and
          (ii) The Buyer agrees that all confidential information received by the Buyer or their Affiliates or its Representatives with respect to either of the Sellers, the Companies, the Resorts or this Agreement or any of the Related Documents or the transactions contemplated hereby or thereby shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement, in accordance with Section 9.7.
     12.3 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 12.1 hereof, all obligations of the parties hereto under this Agreement shall terminate and become void and of no further effect and there shall be no liability of any party hereto to any other party except (a) for the obligations with respect to confidentiality and publicity contained in Section 9.7 hereof, (b) as set forth in Section 13.3 in respect of certain fees and expenses, (c) the obligations with respect to brokers contained in Sections 3.16 and 4.6 and (d) this Article XII; provided, however, that no party hereto shall be relieved from liabilities arising out of any willful breach of its representations and warranties, or for any breach of its covenants or other agreements contained in this Agreement.
ARTICLE XIII
MISCELLANEOUS
     13.1 Complete Agreement. This Agreement, the Related Documents (if any) and the Schedules and Exhibits attached hereto and thereto and the documents referred to herein (including the Confidentiality Agreement referred to in Section 9.7) and therein shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. Notwithstanding the foregoing, the provisions of this Agreement shall supersede the terms of the first full paragraph on page 4 of such confidentiality agreement.
     13.2 Waiver, Discharge, etc. This Agreement may not be released, discharged, abandoned, waived, changed or modified in any manner, except by an instrument in writing signed on behalf of each of the parties hereto by their duly authorized representatives. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way be construed to affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.
     13.3 Fees and Expenses. Except as otherwise expressly provided in this Agreement, ASC shall pay all of the fees and expenses incurred by the Sellers and the Buyer shall pay all of the fees and expenses incurred by it, in connection with this Agreement, the Related Documents and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, the Buyer, shall be responsible for the payment of (i) all real estate transfer taxes and sales taxes payable as a result of the consummation of the transaction contemplated hereby, (ii) the HSR Act filing fee, and (iii) the cost of any Survey.
     13.4 Amendments. No amendment to this Agreement shall be effective unless it shall be in writing signed by each party hereto. Each of the parties hereto agree that no amendment to any Related Document shall be effective unless it shall have been approved in writing by each of the parties hereto.
     13.5 Notices. All notices, requests, consents and demands to or upon the respective parties hereto shall be in writing, and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) if delivered by hand (including by overnight courier), when delivered, (b) on the day after delivery to a nationally recognized overnight carrier service if sent by overnight delivery for next morning delivery, and (c) in the case of facsimile transmission, upon receipt of a legible copy. In each case: (x) if delivery is not made during normal business hours at the place of receipt, receipt and due notice under this Agreement shall be deemed to have been made on the immediately following Business Day, and (y) notice shall be sent to the address of the party to be notified, as follows, or to such other address as may be hereafter designated by the respective parties hereto in accordance with these notice provisions:
If to the Buyer, to:
Peak Resorts, Inc.
c/o Steve Mueller
17409 Hidden Valley Drive
Eureka, MO 63025
With a copy to:
David L. Jones, Esq.
Helfrey, Neiers & Jones, P.C.
120 S. Central, Suite 1500
St. Louis, MO 63105

If to the Sellers, to:
c/o American Skiing Company
One Monument Way
Portland, ME 04101
Attention: Foster A. Stewart, Jr., Esq.
                 General Counsel
Facsimile: (207) 791-2607
and a copy to:
Pierce Atwood LLP
One Monument Square
Portland, ME 04101
Attention: David J. Champoux, Esq.
Facsimile: (207) 791-1350
     13.6 Venue. Any legal suit, action or proceeding arising out of or relating to this Agreement may be instituted in any federal or state court in Cumberland County, Maine and each party hereto waives any objection which it may now have or hereafter have to the laying of venue of any such suit, action or proceeding in Cumberland County, Maine and each party hereto hereby irrevocably submits to the jurisdiction of any such court in Cumberland County, Maine in any action, suit or proceeding.
     13.7 GOVERNING LAW; WAIVER OF JURY TRIAL.
          (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MAINE WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF.
          (B) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES TO THIS AGREEMENT ARISING OUT OF OR RELATING TO THIS AGREEMENT.
     13.8 Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
     13.9 Interpretation. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in one form have correlative meanings when used herein in any other form. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section or Article of, or an

Exhibit or Schedule to, this Agreement unless otherwise indicated. For all purposes hereof, the terms “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.
     13.10 Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein.
     13.11 Successors. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto except with the prior written consent of the other parties or by operation of law; provided, however, that Buyer may assign any or all of its rights or delegate any or all of its duties under this Agreement to any Affiliate without the prior written consent of Sellers; provided further, however, that the Buyer shall remain liable for its obligations and duties under this Agreement notwithstanding any such assignment.
     13.12 Remedies.
     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages, this being in addition to any other remedy to which the parties are entitled at law or in equity.
     13.13 Third Parties. Except as provided in Article V and Sections 10.2 and 10.3, nothing herein expressed or implied is intended or shall be construed to confer upon or give any Person, other than the parties hereto and their successors and permitted assigns, any rights or remedies under or by reason of this Agreement.
     13.14 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the other provisions shall not be affected by such invalidity, illegality or unenforceability, but shall remain in full force and effect.
     13.15 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and each of which shall be deemed an original. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.
     13.16 NO OTHER REPRESENTATIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE SELLERS SPECIFICALLY CONTAINED IN ARTICLE III,

NONE OF ASC, THE COMPANIES OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CONDITION (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE COMPANIES, THE RESORTS OR ASC. IN ADDITION, EXCEPT AS SPECIFICALLY PROVIDED IN ARTICLE III, NONE OF ASC, THE COMPANIES OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE BUYER, INCLUDING IN ANY “DATA ROOMS,” IN CONNECTION WITH ANY MANAGEMENT PRESENTATIONS, OR IN CONNECTION WITH ANY OTHER MATTER (INCLUDING, WITHOUT LIMITATION, THE PROVISION OF ANY BUSINESS OR FINANCIAL ESTIMATES AND PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS OR FORECASTS)).
     13.17 CONDITION OF THE BUSINESS. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III AND WITHOUT LIMITING THE PROVISIONS OF SECTION 13.16, THE COMPANIES ARE BEING SOLD WITH THEIR ASSETS AND THE RESORTS IN THEIR “AS IS” CONDITION, AND NONE OF ASC, THE COMPANIES OR ANY OTHER PERSON MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO SUCH ASSETS, THE RESORTS, OR THE COMPANIES, INCLUDING ANY REPRESENTATION OR WARRANTY (A) AS TO THE FUTURE SALES OR PROFITABILITY OF THE BUSINESS AS IT WILL BE CONDUCTED BY THE BUYER OR (B) ARISING BY STATUTE OR OTHERWISE IN LAW, FROM A COURSE OF DEALING OR USAGE OF TRADE. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY THE SELLERS.
     13.18 NO OTHER REPRESENTATIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE BUYER SPECIFICALLY CONTAINED IN ARTICLE IV, NEITHER THE BUYER NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO EITHER THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CONDITION (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE BUYER. IN ADDITION, EXCEPT AS SPECIFICALLY PROVIDED IN ARTICLE IV, NEITHER THE BUYER NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE SELLERS.
     13.19 INDEPENDENT INVESTIGATION. BUYER HEREBY ACKNOWLEDGES AND AFFIRMS THAT IT HAS CONDUCTED AND COMPLETED ITS OWN INVESTIGATION, ANALYSIS AND EVALUATION OF THE COMPANIES, THEIR RESPECTIVE ASSETS AND THE RESORTS, THAT IT HAS MADE ALL SUCH REVIEWS AND INSPECTIONS OF THE RESULTS OF OPERATIONS, CONDITION (FINANCIAL AND OTHERWISE) AND PROSPECTS OF SUCH ASSETS, THE RESORTS AND THE COMPANIES AS IT HAS DEEMED NECESSARY OR APPROPRIATE, AND THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE

THE TRANSACTIONS CONTEMPLATED HEREBY IT HAS RELIED SOLELY ON (A) ITS OWN INVESTIGATION, ANALYSIS AND EVALUATION OF THE RESORTS AND (B) THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLERS CONTAINED IN THIS AGREEMENT.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized representatives as of the day and year first above written.

MOUNT SNOW LTD.
By:	/s/ William J. Fair
	Name:	William J. Fair
	Title:	President and CEO

L.B.O. HOLDING, INC.
By:	/s/ William J. Fair
	Name:	William J. Fair
	Title:	CEO

AMERICAN SKIING COMPANY
By:	/s/ William J. Fair
	Name:	William J. Fair
	Title:	President and CEO

PEAK RESORTS, INC.
By:	/s/ Timothy D. Boyd
	Name:	Timothy D. Boyd
	Title:	President